Exhibit 99.2

Notice of Annual Meeting | April 28, 2009

Management Proxy Circular

Strength to Deliver

PETRO-CANADA

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company's common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ. For more information, please visit www.petro-canada.ca.

Table of Contents

Notice of Annual Meeting of Shareholders of Petro-Canada	1
Invitation to Shareholders of Petro-Canada	2
Legal Notice – Forward-Looking Information	3
Management Proxy Circular	6
Questions and Answers on Voting	6
Business of the Meeting	10
Nominees for Election to the Board of Directors	11
Compensation of the Board of Directors	18
Compensation Discussion and Analysis	22
Management Resources and Compensation Committee	22
Stock Performance Graph	35
Total Compensation	36
Summary Compensation Table	36
Equity Compensation Plans	38
Incentive Plan Awards	40
Pension Plans	43
Contracts Relating to Termination of Employment	47
Indebtedness of Directors and Executive and Senior Officers	49
Directors and Officers Insurance Program	49
Returning Cash to Shareholders	49
Corporate Governance Summary	50
Governance Committee Responsibilities	50
2008 Governance Initiatives	50
Corporate Governance Practices	51
Board Composition and Independence	51
Board Roles and Responsibilities	52
Board Committees	52
Position Descriptions	54
Board Compensation	54
Director Orientation and Continuing Education	54
Director Retirement	55
Performance Evaluation	55
Ethical Business Conduct	56
Other Business	57
Submission Date for 2010 Shareholder Proposals	57
Annual Disclosure Documents	57
Board of Directors Approval	57
Appendix A Board of Directors Mandate	58

Cover design:  The Design Centre of Canada; Inside: Platinum Creative Solutions Inc.

This report was printed on paper that is acid-free and recyclable. Inks are based on linseed oil and contain no heavy metals. The printing process was alcohol-free. Volatile organic compounds associated with printing were reduced by 50% to 75% from the levels that would have been produced using traditional inks and processes.

Notice of Annual Meeting of Shareholders of Petro-Canada

The Board of Directors of Petro-Canada (the Company) advises our shareholders of the upcoming Annual Meeting:

Tuesday, April 28, 2009 11:00 a.m. Calgary time MacLeod D of the Telus Convention Centre 120 – 9 Avenue S.E., Calgary, Alberta

At the Annual Meeting, you will:

•      receive the Consolidated Financial Statements of the Company for the year ended December 31, 2008, and the auditors’ report on those statements

•      elect the Board of Directors of the Company for a term ending at the close of the next Annual Meeting

•      appoint auditors of the Company until the close of the next Annual Meeting

•      transact other business properly brought before the Annual Meeting

The Management Proxy Circular provides detailed information on the business of the Annual Meeting and forms part of this Notice.

If you were a shareholder at the close of business on February 27, 2009, you are entitled to vote at the Annual Meeting.

Shareholders who cannot attend the Annual Meeting in person, or are attending but prefer the convenience of voting in advance, may vote by Proxy Form. Your deadline for getting the completed Proxy Form to our transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), is 11:00 a.m. Calgary time on Friday, April 24, 2009. If the Annual Meeting is adjourned, the deadline is at least 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned Annual Meeting.

Send your completed Proxy Form to:

CIBC Mellon

600 The Dome Tower

333 – 7 Avenue S.W.,

Calgary, Alberta T2P 2Z1

Hugh L. Hooker

Corporate Secretary

Calgary, Alberta

March 5, 2009

Management Proxy Circular PETRO-CANADA	1

Invitation to Shareholders of Petro-Canada

Dear Shareholder:

Your invitation

Petro-Canada's Board of Directors, management team and employees invite you to come to our Annual Meeting of Shareholders. It will be held at 11:00 a.m. on Tuesday, April 28, 2009 at the Telus Convention Centre in Calgary. Both the Notice of Meeting and this Management Proxy Circular describe the business to be conducted at the Annual Meeting.

Come and ask questions and meet us

After the formal part of the Annual Meeting, Ron Brenneman, President and Chief Executive Officer of Petro-Canada, will describe the past year's Company highlights. You will also have an opportunity to ask questions and meet the Board of Directors and management team.

Exercise your right to vote

As a shareholder, you may choose to vote either in person or by proxy. No matter which method you choose, we appreciate your participation in the Annual Meeting process. The Annual Meeting is an important forum for our shareholders and we encourage you to use your voting power.

If you cannot attend

We have arranged other options for you to learn about the Annual Meeting if you cannot attend. We will:

•      provide live audio coverage of the Annual Meeting at www.petro-canada.ca

•      make available online a video recording of the Annual Meeting after its conclusion.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Brian F. MacNeill Chairman of the Board	Ron A. Brenneman President and Chief Executive Officer

2	PETRO-CANADA Management Proxy Circular

Legal Notice – Forward-Looking Information

This Circular contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other terms that suggest future outcomes or references to outlooks. Forward-looking information in this Circular includes references to:

•    business strategies and goals

•    future investment decisions

•    outlook (including operational updates and strategic milestones)

•    future capital, exploration and other expenditures

•    future cash flows

•    future resource purchases and sales

•    anticipated construction and repair activities

•    anticipated turnarounds at refineries and other facilities

•    anticipated refining margins

•    future oil and natural gas production levels and the sources of their growth

•    project development, and expansion schedules and results

•    future exploration activities and results, and dates by which certain areas may be developed or come on-stream

•    anticipated retail throughputs

•    anticipated pre-production and operating costs

•    reserves and resources estimates

•    future royalties and taxes payable

•    production life-of-field estimates

•    natural gas export capacity

•    future financing and capital activities (including purchases of Petro-Canada common shares under the Company's normal course issuer bid (NCIB) program)

•    contingent liabilities (including potential exposure to losses related to retail licensee agreements)

•    the impact and cost of compliance with existing and potential environmental regulations

•    future regulatory approvals

•    expected rates of return

Such forward-looking information is based on a number of assumptions and analysis made by the Company. These assumptions and analysis are described in greater detail throughout this Circular and include, without limitation, assumptions with respect to future commodity prices, the state of the economy, required capital expenditures, levels of cash flow, regulatory requirements, industry capacity, the results of exploration and development drilling and the ability of suppliers to meet commitments.

Undue reliance should not be placed on forward-looking information. Such forward-looking information is subject to known and unknown risks and uncertainties, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such risks and uncertainties include, but are not limited to:

•    changes in industry capacity

•    imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves

•    the effects of weather and climate conditions

•    the results of exploration and development drilling, and related activities

•    the ability of suppliers to meet commitments

•    decisions or approvals from administrative tribunals

•    risks associated with domestic and international oil and natural gas operations

•    changes in general economic, market and business conditions

•    competitive action by other companies

•    fluctuations in oil and natural gas prices

•    changes in refining and marketing margins

•    the ability to produce and transport crude oil and natural gas to markets

•    fluctuations in interest rates and foreign currency exchange rates

•    actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)

•    changes in environmental and other regulations

•    international political events

•    nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC). See also "Risk Management – Risks Relating to Petro-Canada's Business" in the annual report for a discussion of factors that could impact Petro-Canada's operations or results.

Readers are cautioned that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this Circular is made as of March 5, 2009 and, except as required by applicable law, will not be publicly updated or revised. This cautionary statement expressly qualifies the forward-looking information in this Circular.

Management Proxy Circular PETRO-CANADA	3

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider Petro-Canada's reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows Petro-Canada to make disclosure in accordance with SEC standards where noted in this Circular. This exemption allows comparisons with U.S. and other international issuers.

As a result, Petro-Canada formally discloses its proved reserves data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. The use of the terms such as "probable," "possible," "resources" and "life-of-field production" in this Circular does not meet the SEC guidelines for SEC filings. To disclose reserves in SEC filings, oil and natural gas companies must prove they are economically and legally producible under existing economic and operating conditions. Note that when the term barrels of oil equivalent (boe) is used in this Circular, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf) to one barrel (bbl) is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

The table below describes the industry definitions that Petro-Canada currently uses:

Definitions Petro-Canada uses	Reference
Proved oil and natural gas reserves (includes both proved developed and proved undeveloped)	SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board (FASB) Statement No. 69) SEC Guide 7 for Oil Sands Mining
Unproved reserves, probable and possible reserves

Canadian Securities Administrators: Canadian Oil and Gas Evaluation (COGE) Handbook, Vol. 1 Section 5 prepared by the Society of Petroleum Evaluation Engineers (SPEE) and the Canadian Institute of Mining Metallurgy and Petroleum (CIM)

Contingent and Prospective Resources

Petroleum Resources Management System: Society of Petroleum Engineers, SPEE, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved March 2007)

Canadian Securities Administrators: COGE Handbook Vol. 1 Section 5

Although the Society of Petroleum Engineers resource classification has categories of 1C, 2C and 3C for Contingent Resources, and low, best and high estimates for Prospective Resources, Petro-Canada will only refer to the unrisked 2C for Contingent Resources and the partially risked best estimate for Prospective Resources, when referencing resources in this Circular. Estimates of resources in this Circular include Contingent Resources that have not been adjusted for risk based on the chance of development and partially risked Prospective Resources that have been risked for chance of discovery, but have not been risked for chance of development. Such estimates are not estimates of volumes that may be recovered and actual recovery is likely to be less and may be substantially less or zero. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development.

Canadian Oil Sands represents approximately 68% of Petro-Canada's total for Contingent and Prospective Resources. The balance of Petro-Canada's resources is spread out across the business, most notably in the North American frontier and International areas. Also, when Petro-Canada references resources for the Company, unrisked Contingent Resources are approximately 70% of the Company's total resources and partially risked Prospective Resources are approximately 30% of the Company's total resources.

4	PETRO-CANADA Management Proxy Circular

Cautionary statement: In the case of discovered resources or a subcategory of discovered resources other than reserves, there is no certainty that it will be commercially viable to produce any portion of the resources. In the case of undiscovered resources or a subcategory of undiscovered resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

For movement of resources to reserves categories, all projects must have an economic depletion plan and may require:

•    additional delineation drilling and/or new technology for unrisked Contingent Resources

•    exploration success with respect to partially risked Prospective Resources

•    project sanction and regulatory approvals

Reserves and resources information contained in this Circular is as at December 31, 2008.

Management Proxy Circular PETRO-CANADA	5

Management Proxy Circular

All information in this Management Proxy Circular (Circular) is as of March 5, 2009, unless otherwise indicated.

Petro-Canada provides this Circular in connection with its solicitation of voting proxies for the Annual Meeting.

QUESTIONS AND ANSWERS ON VOTING

Your vote is very important to Petro-Canada. We encourage you to exercise your right to vote by proxy if:

1)              you cannot attend the Annual Meeting, or

2)              you plan to attend but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your common shares. Unless otherwise noted, all answers relate to both registered and beneficial shareholders.

Am I entitled to vote?

You are entitled to vote if you were a holder of common shares of Petro-Canada as of the close of business on February 27, 2009. Each common share entitles its holder to one vote.

Am I a registered shareholder?

You are a registered shareholder if you hold any common shares of Petro-Canada in your own name. Your common shares are represented by a share certificate.

You can inspect the Company's list of registered shareholders on request after March 9, 2009, between 8:00 a.m. and 4:00 p.m., at the Company's registered office at 150 – 6 Avenue S.W., Calgary, Alberta. This list will also be available at the Annual Meeting.

Am I a beneficial shareholder (also commonly referred to as a non-registered shareholder)?

You are a beneficial shareholder if your common shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). Your common shares are not represented by a share certificate but are recorded on an electronic system.

How do I vote?

The two ways you can vote your shares if you are a registered shareholder are:

1) by voting in person at the Annual Meeting, or

2) by signing and returning the enclosed Proxy Form appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Annual Meeting.

If you are a beneficial shareholder, you will have received voting instructions from your nominee.

Should you hold some common shares as a registered shareholder and others as a beneficial shareholder, you will have to use both voting methods described above.

6	PETRO-CANADA Management Proxy Circular

If I am a beneficial shareholder, can I vote in person at the Annual Meeting?

Yes. To vote in person at the Annual Meeting, print your own name in the space provided on the Voting Instruction Form and return it by following the instructions included. Your vote will be taken at the Annual Meeting. Please register with the Company's transfer agent, CIBC Mellon, when you arrive at the Annual Meeting. Petro-Canada has no access to the names of its beneficial shareholders; if you attend the Annual Meeting without following this procedure, we will have no record of your shareholding or entitlement to vote.

What am I voting on?

You are voting:

•      to elect nominees to the Board of Directors (Board) of the Company until the close of the next Annual Meeting, or until their successors are duly elected or appointed; and

•      to appoint auditors of the Company until the close of the next Annual Meeting.

What if amendments are made to these matters or if other business matters are brought before the Annual Meeting?

If you attend the Annual Meeting in person, you may vote on the business matters as you choose.

If you have completed and returned a Proxy Form, the persons named in the Proxy Form will have discretionary authority to vote on amendments or variations to the business matters identified in the Notice of the Annual Meeting, and on other matters that may properly come before the Annual Meeting. As of the date of this Circular, the management of the Company is not aware of any amendments, variations or additional matters to come before the Annual Meeting. If any additional matters properly come before the Annual Meeting, the persons named in the Proxy Form will vote on them following their best judgment.

Who is soliciting my proxy?

The management of Petro-Canada is soliciting your proxy.

We solicit proxies primarily by mail. The Company's employees or agents might also use telephone or other forms of contact, at nominal cost. The Company bears all costs of solicitation.

Who votes my shares and how will they be voted if I return a Proxy Form?

By properly completing and returning a Proxy Form, you are authorizing the persons named in the Proxy Form to attend the Annual Meeting and to vote your shares. You can use the enclosed Proxy Form, or any other proper Proxy Form, to appoint your proxyholder.

The shares represented by your proxy must be voted as you instruct in the Proxy Form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your shares as they see fit.

NOTE:                      Unless you provide contrary instructions, shares represented by proxies that management receives will be voted:

•        FOR the election as Directors of those nominees set out in this Circular; and

•        FOR the appointment of Deloitte & Touche LLP as the auditors of the Company.

Management Proxy Circular PETRO-CANADA	7

Can I appoint someone other than those named in the enclosed Proxy Form to vote my shares?

Yes, you have the right to appoint another person of your choice. They do not need to be a shareholder to attend and act on your behalf at the Annual Meeting. To appoint someone who is not named in the enclosed Proxy Form, strike out those printed names appearing on it and print in the space providing the name of the person you choose.

NOTE:

It is important for you to ensure that any other person you appoint will attend the Annual Meeting and know of your appointment of them. On arriving at the Annual Meeting, proxyholders must present themselves to a representative of CIBC Mellon.

What if my shares are registered in more than one name or in the name of a company?

If the shares are registered in more than one name, all registered persons must sign the Proxy Form. If the shares are registered in a company's name or any name other than your own, you must provide documents proving your authorization to sign the Proxy Form for that company or name. For any questions about the proper supporting documents, contact CIBC Mellon before submitting your Proxy Form.

Can I revoke a proxy or voting instruction?

Yes. If you are a registered shareholder and have returned a Proxy Form, you may revoke it by:

1)              completing and signing another Proxy Form with a later date and delivering it to CIBC Mellon before:

(a)          11:00 a.m. on April 24, 2009; or

(b)          if the Annual Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day the meeting is adjourned to; or

2)              delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to:

(a)          the Corporate Secretary of Petro-Canada at 150 – 6 Avenue S.W., Calgary, Alberta T2P 3E3 before:

(i)              the close of business on April 27, 2009; or

(ii)            if the Annual Meeting is adjourned, up to the close of business on the last business day before the day the meeting is adjourned to; or

(b)          the Chairman of the Annual Meeting:

(i)              before the Annual Meeting begins; or

(ii)            if the meeting is adjourned, before the adjourned Annual Meeting begins.

If you are a beneficial shareholder, contact your nominee.

Is my vote confidential?

Yes. Petro-Canada's transfer agent, CIBC Mellon, receives, counts and tabulates proxies. CIBC Mellon does not tell Petro-Canada how an individual shareholder voted.

8	PETRO-CANADA Management Proxy Circular

Are there any voting or ownership restrictions?

Yes. Under the Petro-Canada Public Participation Act, the Company's Articles must include certain restrictions on the ownership of Company shares. Below are details of the current ownership restrictions:

No person, together with associates of that person, may hold, beneficially own or control, directly or indirectly, other than by way of security only, in the aggregate, voting shares to which are attached more than 20% of the votes that may ordinarily be cast to elect Directors of the Company.

How many shares are entitled to vote?

As of the date of this Circular, there were 484,852,311 Petro-Canada common shares outstanding. Each shareholder has one vote for each common share of Petro-Canada held as of the close of business on February 27, 2009.

The investment firm of Alliance Bernstein L.P. exercises control or direction over 51,029,472 common shares of the Company as at November 10, 2008, representing approximately 10.5% of the total issued and outstanding common shares of the Company as at December 31, 2008.

Except as described above, the Board of Directors and the officers of Petro-Canada know of no person who beneficially owns or exercises control or direction over shares carrying 10% or more of the voting rights for any class of the Company's voting shares.

What if ownership of Petro-Canada shares has been transferred after February 27, 2009?

The new owner must produce properly endorsed share certificates or other proof of ownership to vote the shares at the Annual Meeting. The new owner must also ask Petro-Canada to include their name on the list of shareholders. Please provide proof of share ownership to the Corporate Secretary of Petro-Canada at 150 – 6 Avenue S.W., Calgary, Alberta T2P 3E3 by 11:00 a.m. Calgary time on April 24, 2009.

What if I have other questions?

If you have any questions regarding the Annual Meeting, please contact:

Transfer Agent:	CIBC Mellon Trust Company 1-800-387-0825 416-643-5500 (outside North America) www.cibcmellon.com

the Company:	Petro-Canada Hugh L. Hooker, Corporate Secretary 403-296-7778 hhooker@Petro-Canada.ca

Management Proxy Circular PETRO-CANADA	9

Business of the Meeting

1.               Consolidated Financial Statements

The Consolidated Financial Statements for the year ended December 31, 2008 are included in the Annual Report, which is available to all shareholders upon request or on the Company's website at www.petro-canada.ca.

2.               Election of the Board of Directors

The following persons are the nominees proposed by the Corporate Governance and Nominating Committee and approved by the Board of Directors for election as Directors. If elected, the nominees will hold office until the close of the next Annual Meeting, or until their successors are duly elected or appointed:

Ron A. Brenneman Hans Brenninkmeyer Claude Fontaine Paul Haseldonckx Thomas E. Kierans Brian F. MacNeill	Maureen McCaw Paul D. Melnuk Guylaine Saucier James W. Simpson Daniel L. Valot

You will find the nominees' biographies starting on page 11 of this Circular under the heading Nominees for Election to the Board of Directors.

3.               Appointment of Auditors

The Board of Directors proposes that Deloitte & Touche LLP be appointed as Petro-Canada's auditors until the close of the next Annual Meeting.

Deloitte & Touche LLP has served continuously as auditors of the Company since June 7, 2002. The fees paid to the auditors during the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Audit fees	4,310,000	5,548,000
Audit-related fees for pension plan and attest services	633,000	705,000
TOTAL	4,943,000	6,253,000

The Audit, Finance and Risk Committee pre-approves all services that the auditors provide. These services comply with professional standards and securities regulations governing auditor independence. The Board of Directors limits the auditors from providing services not related to the audit.

10	PETRO-CANADA Management Proxy Circular

Nominees for Election to the Board of Directors

Shareholders will be voting to elect 11 Directors of the Company at the Annual Meeting. Petro-Canada's Articles require the Board to have between nine and 13 Directors. Resolutions of the Board of Directors set the number of Directors of the Company from time to time (including the nominees for election as Directors at the Annual Meeting). The Board has passed a resolution proposing the nominees for election to the Board. Between Annual Meetings, the Board of Directors may appoint additional Directors, as the Corporate Governance and Nominating Committee recommends. Nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting. The Board of Directors has adopted a majority voting policy.

Below are the names and biographies of the nominees for election as Directors. The Board has exceptionally strong experience in leading growth, participating in the oil and gas industry, both internationally and domestically, and board governance. All Directors, except Mr. Brenneman, are independent. Those named in the enclosed Proxy Form intend to vote FOR these nominees unless authority to do so is withheld. Management does not expect that any of these nominees will be unable to serve as a Director; however, if that occurs, those named in the Proxy Form may vote for another nominee, unless the shareholder has directed that the shares be withheld from voting in the election of Directors.

HANS BRENNINKMEYER[8] Independent[1] Age: 63 Toronto, Ontario, Canada Director since July 2008

Hans Brenninkmeyer has been the Chairman of Porticus N.A. (a charitable foundation) since 2005. Prior to that he was Chairman and President of American Retail Group and the former Chief Executive Officer of Comark Canada. Mr. Brenninkmeyer sits on the Board of Governors of The New School University in New York City. He holds a Master of Business Administration from New York University.

	Board and Committee Membership				Attendance

	Board of Directors				4 of 4	100%

	Audit, Finance and Risk Committee				3 of 3	100%

	Pension Committee				1 of 1	100%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)
	2008	–	2,033	2,033	$ 61,250	$420,000

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: None

CLAUDE FONTAINE, Q.C. Independent[1] Age: 67 Montréal, Quebec, Canada Director since 1987

Claude Fontaine, Corporate Director, is a former partner of Ogilvy Renault LLP (barristers and solicitors). He serves as a Director or on the advisory board of a number of for–profit and not–for–profit organizations, including AAER inc. and the Montreal Heart Institute Foundation. Mr. Fontaine holds a Bachelor of Arts (BA), a Licence in Law (LL.L), and an Institute of Corporate Directors certification (ICD.D).

	Board and Committee Membership				Attendance

	Board of Directors				7 of 8	88%

	Environment, Health and Safety Committee				3 of 3	100%

	Management Resources and Compensation Committee (Chair)				6 of 7	86%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	20,585	30,864	51,449	$1,530,283	$420,000

	2007	16,598	30,535	47,133	$2,482,961

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: AAER inc.

Management Proxy Circular PETRO-CANADA	11

PAUL HASELDONCKX Independent[1] Age: 60 Essen, Germany Director since 2002

Paul Haseldonckx, Corporate Director, is the past Chairman of the Executive Board of Veba Oil & Gas GmbH (global upstream) and its predecessor companies. He has also been a Member of the Management Board of Veba Oel AG, Germany's largest downstream company, including Aral. Mr. Haseldonckx represented Veba's interests at the Board of the Cerro Negro joint venture, an in situ oil sands development including an upgrader, during the construction and early production phase. Mr. Haseldonckx holds a Master of Science.

	Board and Committee Membership				Attendance

	Board of Directors				8 of 8	100%

	Audit, Finance and Risk Committee				7 of 7	100%

	Environment, Health and Safety Committee (Chair)				3 of 3	100%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	8,089	6,249	14,338	$ 548,060	$420,000

	2007	8,047	6,186	14,233	$ 752,464

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: None

THOMAS E. KIERANS, O.C.[6] Independent[1,6] Age: 68 Toronto, Ontario, Canada Director since 1991

Tom Kierans is Chair of Council and Vice-President of the Social Sciences and Humanities Research Council and a Senior Fellow of Massey College in the University of Toronto. Before that he was Chair of the Canadian Journalism Foundation and Chair of CSI Global Markets. Mr. Kierans holds a Bachelor of Arts (Honours) and a Master of Business Administration (Finance, Dean's Honours List), and is a Fellow of the Canadian Institute of Corporate Directors. He serves as a Director of Manulife Financial Corporation, Mount Sinai Hospital and the Canadian Institute for Advanced Research. Mr. Kierans also sits on a number of advisory boards of for-profit and not-for-profit organizations, including the Schulich School of Business, York University.

	Board and Committee Membership				Attendance

	Board of Directors				7 of 8	88%

	Corporate Governance and Nominating Committee				3 of 4	75%

	Management Resources and Compensation Committee				7 of 7	100%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	50,000	6,855	56,855	$1,554,354	$420,000

	2007	50,000	6,780	56,780	$3,017,569

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: Manulife Financial Corporation

12	PETRO-CANADA Management Proxy Circular

BRIAN F. MACNEILL, C.M. Independent[1] Age: 69 Calgary, Alberta, Canada Director since 1995

Brian MacNeill is the Chairman of the Board of Directors of Petro-Canada. Prior to that he was President and CEO of Enbridge Inc. Mr. MacNeill is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants and the Financial Executives Institute. He is also a Fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

	Board and Committee Membership				Attendance

	Board of Directors				8 of 8	100%

	As Chair of the Board, Mr. MacNeill is an ex-officio member of all Committees.

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	10,200	55,659	65,839	$2,214,487	$1,095,000

	2007	10,200	47,798	57,998	$3,046,331

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: Toronto-Dominion Bank, Telus Corp. and West-Fraser Timber Co. Ltd.

MAUREEN MCCAW Independent[1] Age: 54 Edmonton, Alberta, Canada Director since 2004

Maureen McCaw is Senior Vice-President (Edmonton) of Leger Marketing (marketing research), formerly Criterion Research Corp., a company she founded in 1986. Ms. McCaw holds a Bachelor of Arts from the University of Alberta and an Institute of Corporate Directors certification (ICD.D). She is a past Chair of the Edmonton Chamber of Commerce and also serves on a number of Alberta boards and advisory committees.

	Board and Committee Membership				Attendance

	Board of Directors				8 of 8	100%

	Corporate Governance and Nominating Committee				4 of 4	100%

	Pension Committee				2 of 2	100%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	2,610	9,410	12,020	$ 495,291	$420,000

	2007	2,414	5,824	8,238	$ 433,548

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: None

Management Proxy Circular PETRO-CANADA	13

PAUL D. MELNUK Independent[1] Age: 54 Winter Garden, Florida, U.S. Director since 2000

Paul Melnuk is Chairman and Chief Executive Officer of Thermadyne Holdings Corporation (industrial products) and Managing Partner of FTL Capital Partners LLC (merchant banking). He is past President and Chief Executive Officer of Bracknell Corporation and Barrick Gold Corporation and Clark USA Inc (an oil refining and marketing company). Mr. Melnuk holds a Bachelor of Commerce. He is a member of the Canadian Institute of Chartered Accountants and of the World Presidents' Organization, St. Louis chapter.

	Board and Committee Membership				Attendance

	Board of Directors				8 of 8	100%

	Audit, Finance and Risk Committee (Chair)				7 of 7	100%

	Environment, Health and Safety Committee				3 of 3	100%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	4,400	29,436	33,836	$1,228,580	$420,000

	2007	4,400	23,320	27,720	$1,455,568

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: Thermadyne Holdings Corporation

GUYLAINE SAUCIER, F.C.A., C.M. [7] Independent[1] Age: 62 Montréal, Quebec, Canada Director since 1991

Guylaine Saucier, Corporate Director, is a former Chair of the Board of Directors of the Canadian Broadcasting Corporation, a former Director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants, a former Director of the International Federation of Accountants and former Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange. She was also the first woman to serve as President of the Quebec Chamber of Commerce. Mme. Saucier obtained a Bachelor of Arts from Collège Marguerite-Bourgeois and a Bachelor of Commerce from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of "Ordre des compatables agréés due Québec" and a Member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors.

	Board and Committee Membership				Attendance

	Board of Directors				7 of 8	88%

	Corporate Governance and Nominating Committee (Chair)				4 of 4	100%

	Management Resources and Compensation Committee[9]				3 of 3	100%

	Pension Committee				2 of 2	100%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	4,520	37,205	41,725	$1,323,937	$420,000

	2007	4,520	36,804	43,324	$2,168,115

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorship: AXA Assurance Inc., Bank of Montreal, Groupe Danone and Groupe Areva

14 PETRO-CANADA Management Proxy Circular

JAMES W. SIMPSON Independent[1] Age: 64 Danville, California, U.S. Director since 2004

Jim Simpson is past President of Chevron Canada Resources (oil and gas). He serves as Lead Director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee and Risk Review Committee, as well as being the Chairman for the Audit Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T.'s Sloan School of Business. He is also past Chairman of the Canadian Association of Petroleum Producers and past Vice-Chairman of the Canadian Association of the World Petroleum Congresses.

	Board and Committee Membership				Attendance

	Board of Directors				8 of 8	100%

	Audit, Finance and Risk Committee				7 of 7	100%

	Management Resources and Compensation Committee				7 of 7	100%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	3,700	8,693	12,393	$ 469,735	$420,000

	2007	3,700	5,814	7,814	$ 606,244

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: Canadian Utilities Limited

DANIEL L. VALOT Independent[1] Age: 64 Boulogne-Billancourt, France Director since 2007

Daniel Valot, Corporate Director, is the past Chairman and Chief Executive Officer of Technip S.A. (oil and gas, engineering and construction). Prior to that, Mr. Valot held a number of leadership roles in exploration and production, refining, and North American operations with Total. A former student of the National School of Administration, Mr. Valot served as a civil servant in various positions. He holds a degree from the Paris Institute of Political Science and from the National School of Administration (ENA).

	Board and Committee Membership				Attendance

	Board of Directors				8 of 8	100%

	Audit, Finance and Risk Committee				7 of 7	100%

	Environment, Health and Safety Committee				3 of 3	100%

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
		Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
	Year				(Cdn $)	(Cdn $)

	2008	1,375	5,695	7,070	$ 265,836	$420,000

	2007	1,375	640	2,015	$ 106,736

	Options Held: None. Non-employee Directors are not eligible to participate in the Company's stock option plan.

	Other Public Board Directorships: CGGVeritas and SCOR

Management Proxy Circular PETRO-CANADA 15

RON A. BRENNEMAN Non-independent, Management Age: 62 Calgary, Alberta, Canada Director since 2000

Ron Brenneman is the President and Chief Executive Officer of the Company. Prior to joining the Company in 2000, he held various positions within Exxon Corporation and its affiliated companies. He leads the Company's Executive Leadership Team (ELT). He is responsible for the overall strategic direction of the Company and its sound management and performance. Mr. Brenneman holds a Bachelor of Science and a Master of Science. He is a member of the Board of Directors of the Canadian Council of Chief Executives.

	Board and Committee Membership				Attendance

	Board of Directors				8 of 8	100%

	As a member of management, Mr. Brenneman is not a member of any Committee of the Board, but he is invited to attend all Committee meetings other than in camera sessions.

	Securities Held

		Common		Total of Common	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	Shares and DSUs	Common Shares and DSUs[4]	Required[5]
					(Cdn $)	(Cdn $)

	2008	88,547	221,215	309,762	$ 9,563,988	$5,250,000

	2007	84,457	219,823	304,280	$16,009,466

	Options Held: 1,319,800

	Other Public Board Directorships: Bank of Nova Scotia and BCE Inc.

1

Independent: refers to the standards of independence established under Section 303A.02 of the NYSE Listed Company Manual, Section 301 and Rule 10A-3 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of Canadian Securities Administrators' National Instrument 58-101.

2	Common Shares refers to the number of common shares beneficially owned, controlled or directed, directly or indirectly, by the Director, as of December 31, 2008.
3	DSUs refers to the number of Deferred Stock Units held by the Director as of December 31, 2008.
4

The Total Market Value of Common Shares and DSUs for 2008 is based on the greater of purchase price, grant price or market value for the shares/units held by that Director. The Total Market Value of Common Shares for 2007 is determined by multiplying the number of common shares held by the closing price of the common shares on the TSX on December 31, 2007 of $53.25. The Total Market Value of DSUs is based on the previous five-day average market value of Petro-Canada's common shares as of December 31, 2007 of $52.37. Dividend equivalents are used to purchase additional DSUs and are credited on a quarterly basis.

5

Each non-employee Director is required to hold a minimum number of Company shares or share equivalents equal in value to three times the annual retainer ($420,000 for non-employee Directors and $1,095,000 for the Chair). Non-employee Directors have until December 31, 2011 or five years (if later) from being appointed a Director to achieve the required share ownership guidelines. Mr. Brenneman, as an employee Director, participates in the Company's Officer Share Ownership Program and is required to hold four times his annual base salary. Refer to Compensation Discussion and Analysis beginning on page 22.

6	Mr. Kierans was a Director of Teleglobe Inc. from December 2000 until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 28, 2002.
7

Mme. Saucier was a Director of Nortel Networks Corporation until June 2005, and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel's failure to file financial statements. The cease trade order was cancelled on June 21, 2005.

8	Mr. Brenninkmeyer was appointed to the Board of Directors in July 2008.
9	Mme. Saucier joined the Management Resources and Compensation Committee in September 2008.

16 PETRO-CANADA Management Proxy Circular

Compensation of the Board of Directors

2008 Compensation

The compensation of Petro-Canada's Board of Directors is intended to attract highly qualified Directors who are able to meet the demanding responsibilities of being Board members, and is structured in a way that encourages Directors to act in the long-term interest of the Company. On a regular basis, the Corporate Governance and Nominating Committee retains an outside consultant, Towers, Perrin, Forster & Crosby Inc. (Towers Perrin) to assess the competitiveness of Director and Chair of the Board compensation arrangements using a similar process and approach as is used in assessing competitiveness of executive pay (e.g. market comparators and target pay philosophy). The last comprehensive review was undertaken in the fall of 2007, was updated in the summer of 2008 and is reflected in the compensation structure outlined below.

Only non-employee Directors are compensated for Board services; the President and Chief Executive Officer is not paid for his services as a Director.

Compensation Components for all Non-Employee Directors except the Chair of the Board of Directors

Compensation Structure	January 1, 2008
Annual Retainer For Directors[1]	$140,000
Board Meeting Fee	$1,500
Committee Meeting Fee	$1,500
Annual Committee Member Retainer (all Committees excluding Audit, Finance and Risk Committee – AFRC)	$4,000
Annual Committee Member Retainer for AFRC	$10,500
Annual Committee Chair Retainer (all Committees excluding AFRC)	$10,000
Annual Committee Chair Retainer for AFRC	$25,000
Out-of-Province Travel Fee[2] (per round trip)	$1,500
Out-of-Country Travel Fee[3] (per round trip)	$3,000

Compensation Components for the Chair of the Board

Compensation Structure	January 1, 2008
Annual Retainer[4]	$365,000

No other compensation is payable to the Chair of the Board of Directors.

1

A Director may elect to take the annual retainer in cash, common shares and/or DSUs once he/she has reached the share ownership guideline level. A description of the share ownership guideline level can be found on page 21. Except for the Chair of the Board, a Director who has not reached the guideline level receives the annual retainer in the form of $70,000 in DSUs and the remaining $70,000 in cash, common shares and/or DSUs for a total of $140,000. As of December 9, 2008, for a Director who has not reached the guideline level and is not a Canadian resident, he/she may choose to receive the annual retainer in the form of $140,000 in cash, with the requirement that they must purchase $70,000 in Petro-Canada common shares on the market during the year.

2	Provided to Directors who travel to a Board or Committee meeting held outside their province of permanent residence.
3	Provided to Directors who travel to a Board or Committee meeting held outside their country of permanent residence.
4

The Chair of the Board of Directors can choose to take the annual retainer in cash, common shares and/or DSUs once he/she has reached the share ownership guideline level. If the Chair has not met the share ownership guideline level, he/she will receive the annual retainer payable in the form of $75,000 in DSUs and the remaining $290,000 in cash, common shares and/or DSUs for a total of $365,000. As of December 9, 2008, for a Chair who has not reached the guideline level and is not a Canadian resident, he/she may choose to receive the annual retainer in the form of $365,000 in cash, with the requirement that they must purchase $75,000 in Petro-Canada common shares on the market during the year.

Management Proxy Circular PETRO-CANADA 17

Deferred Stock Unit (DSU) Plan

•

Once he/she has reached the share ownership guideline level, a Director may annually elect to take his/her compensation in the form of cash, common shares and/or DSUs. If the share ownership guidelines are not satisfied, then $70,000 of his/her compensation is delivered in DSUs. A Director who is not a Canadian resident and has not reached the guideline level may choose to receive his/her compensation in cash, with the requirement that they must purchase and retain a minimum of $70,000 in Petro-Canada common shares on the market during the year.

•

Once he/she has reached the share ownership guideline level, the Chair of the Board of Directors may annually elect to take his/her compensation in the form of cash, common shares and/or DSUs. If the share ownership guidelines are not satisfied then $75,000 of his/her compensation is delivered in DSUs. A Chair who is not a Canadian resident and has not reached the guideline level may choose to receive his/her compensation in cash, with the requirement that they must purchase and retain a minimum of $70,000 in Petro-Canada common shares on the market during the year.

•	Under the Company's DSU Plan, dividend equivalents are used to purchase additional DSUs and are credited to the Directors' notional DSU accounts on a quarterly basis.

•

A Director is entitled to the benefit of his/her DSUs upon ceasing to be a Director. The Director can then choose to receive the value of the DSUs granted after December 31, 2003 in the form of common shares purchased on the open market or in the form of cash at any time, but no later than the end of the first calendar year following retirement. Directors that are tax filers in the U.S. may choose to receive the value of the DSUs granted after December 31, 2003 in the form of common shares purchased on the open market or in the form of cash at any time up to 15 days prior to the end of the six months following retirement. The value of DSUs granted before January 1, 2004 can only be paid out in the form of Company common shares purchased on the open market.

•

The DSU value will be based on the five-day average market price of the common shares immediately before the conversion of the DSUs to cash or common shares. If a Director chooses or is required to receive common shares, the value of his/her DSU entitlement is used to purchase common shares of the Company on the open market for the benefit of the Director. The Company covers the brokerage costs associated with acquiring these shares.

2008 Election of Payment

The following table shows the percentages of each form of payment that each non-employee Director received during the year ended December 31, 2008.

	Cash		Petro-Canada Common Shares		DSUs
Director	Annual Retainer	Committee Retainer(s)/ Meeting and Travel Fees	Annual Retainer	Committee Retainer(s)/ Meeting and Travel Fees	Annual Retainer	Committee Retainer(s)/ Meeting and Travel Fees
Hans Brenninkmeyer[1]	12.5%	100%			87.5%
Gail Cook-Bennett[2]	100%	100%
Richard Currie[3]	100%	100%
Claude Fontaine		100%	100%
Paul Haseldonckx	100%	100%
Thomas Kierans	100%	100%
Brian MacNeill	25%				75%
Maureen McCaw	25%	25%			75%	75%
Paul Melnuk					100%	100%
Guylaine Saucier	100%	100%
James Simpson	25%	100%			75%
Daniel Valot					100%	100%

1	Hans Brenninkmeyer was appointed to the Board of Directors on July 1, 2008.
2	Not standing for re-election to the Board of Directors.
3	Richard Currie retired from the Board of Directors on April 29, 2008.

18 PETRO-CANADA Management Proxy Circular

Directors' Remuneration

The total amount paid to non-employee Directors of the Company for the year ended December 31, 2008 was $2,311,667 as follows:

				Non-Equity
	Fees	Share-Based	Option-Based	Incentive Plans	Pension	All Other
Director	Earned	Awards[1]	Awards[1]	Compensation[1]	Value[1]	Compensation[1]	Total
	(Cdn $)						(Cdn $)
Hans Brenninkmeyer[2]	$ 94,333	–	–	–	–	–	$ 94,333
Gail Cook-Bennett[3]	$195,000	–	–	–	–	–	$195,000
Richard Currie[4]	$ 65,834	–	–	–	–	–	$ 65,834
Claude Fontaine	$197,500	–	–	–	–	–	$197,500
Paul Haseldonckx	$211,500	–	–	–	–	–	$211,500
Thomas Kierans	$182,500	–	–	–	–	–	$182,500
Brian MacNeill	$365,000	–	–	–	–	–	$365,000
Maureen McCaw	$175,000	–	–	–	–	–	$175,000
Paul Melnuk	$217,000	–	–	–	–	–	$217,000
Guylaine Saucier	$194,000	–	–	–	–	–	$194,000
James Simpson	$208,500	–	–	–	–	–	$208,500
Daniel Valot	$205,500	–	–	–	–	–	$205,500
Total	$2,311,667	–	–	–	–	–	$2,311,667

1	Non-employee directors are not eligible for these programs.
2	Hans Brenninkmeyer was appointed to the Board of Directors on July 1, 2008.
3	Not standing for re-election to the Board of Directors.
4	Richard Currie retired from the Board of Directors on April 29, 2008.

Director	Board Retainer (Cdn $)	Committee Chair Retainer (Cdn $)	Committee Member Retainer (Cdn $)	Non- Executive Chairman Retainer (Cdn $)	Board Attendance Fee[1] (Cdn $)	Committee Attendance Fee[1] (Cdn $)	Out-of- Country / Province Travel Fee (Cdn $)	Fees Earned / Total Compensation (Cdn $)
Hans Brenninkmeyer[2]	$ 70,000		$ 4,833		$ 6,000	$ 7,500	$ 6,000	$ 94,333
Gail Cook-Bennett[3]	$140,000	$10,000	$10,500		$12,000	$15,000	$ 7,500	$195,000
Richard Currie[4]	$ 46,667		$ 2,667		$ 6,000	$ 6,000	$ 4,500	$ 65,834
Claude Fontaine	$140,000	$10,000	$ 4,000		$10,500	$22,500	$10,500	$197,500
Paul Haseldonckx	$140,000	$10,000	$10,500		$12,000	$18,000	$21,000	$211,500
Thomas Kierans	$140,000		$ 8,000		$10,500	$16,500	$ 7,500	$182,500
Brian MacNeill				$365,000				$365,000
Maureen McCaw	$140,000		$ 8,000		$12,000	$13,500	$ 1,500	$175,000
Paul Melnuk	$140,000	$25,000	$ 4,000		$12,000	$15,000	$21,000	$217,000
Guylaine Saucier	$140,000	$10,000	$ 5,000		$10,500	$19,500	$ 9,000	$194,000
James Simpson	$140,000		$14,500		$12,000	$24,000	$18,000	$208,500
Daniel Valot	$140,000		$14,500		$10,500	$19,500	$21,000	$205,500
Total	$1,376,667	$65,000	$86,500	$365,000	$114,000	$177,000	$127,500	$2,311,667

1

Petro-Canada holds a number of in-house education sessions for Directors. A meeting fee of $1,500 is paid to each Director attending each session that is offered. Extra meeting fees are also paid for multi-day Board meetings, telephone conferences, occasional ad hoc meetings and, from time to time, participation in a Committee meeting of which a Director is not a member.

2	Hans Brenninkmeyer was appointed to the Board of Directors on July 1, 2008.
3	Not standing for re-election to the Board of Directors.
4	Richard Currie retired from the Board of Directors on April 29, 2008.

Management Proxy Circular PETRO-CANADA 19

2009 Compensation

No changes to the non-employee Director or Chair compensation are anticipated for 2009.

Share Ownership Guidelines

•

As of January 1, 2008, the Company increased the share ownership guidelines for the Board. The 2007 guidelines required each non-employee Director to hold Company shares or share equivalents equal in value to $300,000. These guidelines were increased to require each non-employee Director to hold Company shares or share equivalents equal in value to at least three times the annual retainer ($420,000 for Directors and $1,095,000 for the Chair).

•

As of December 9, 2008, Directors will have until December 31, 2011 or the fifth anniversary (if later) of having been appointed a Director to establish the required share ownership status. In addition, the test used to determine the Total Market Value of Common Shares and DSUs is based on the greater of purchase price, grant price or market value for the shares/units held by that Director. Shares held notionally in the DSU Plan count toward a Director's holdings for this purpose.

•

As of December 31, 2008, all non-employee Directors who joined the Board before 2006 had attained their share ownership guidelines; Mr. Brenninkmeyer has until July 1, 2013 and Mr. Valot has until July 1, 2012 to obtain their ownership guidelines.

•	Non-employee Directors cannot participate in the Company's stock option plan.

20	PETRO-CANADA Management Proxy Circular

Compensation Discussion and Analysis

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources and Compensation Committee (the Compensation Committee) is made up entirely of independent Directors and reports to the Board on human resources matters. The Compensation Committee which consists of Claude Fontaine (Chair), Thomas E. Kierans, Guylaine Saucier, James W. Simpson and Brian F. MacNeill (ex-officio member) reviews and recommends compensation, pension and benefit practices, and management development and succession plans to the Board. Key focus areas are President and Chief Executive Officer and executive officer performance, succession and recruitment. The Charter of the Compensation Committee can be found on the Company's website at www.petro-canada.ca.

The Compensation Committee met seven times in 2008 and held in-camera sessions during each meeting. Key Compensation Committee activities in 2008 were:

•      Chief Executive Officer Compensation

•          assessed the Chief Executive Officer goals/objectives

•          assessed Chief Executive Officer performance

•          reviewed and recommended Chief Executive Officer compensation including base salary, annual incentive and mid- and long-term incentives

•      Executive staffing, development and compensation

•          reviewed performance assessments of the members of the ELT

•          reviewed and recommended annual compensation for the members of the ELT

•          reviewed and recommended 2008 Annual Incentive payouts to the members of the ELT

•          reviewed and recommended mid- and long-term incentive grants to members of the ELT

•          reviewed succession plans for all executive positions

•      Compensation programs and structure

•          sponsored an education session for the full Board of Directors related to current trends in executive compensation

•          reviewed competitive data for all executive positions

•          approved the performance targets for the 2008 Annual Incentive program

•          reviewed the ownership guidelines for executives

•          reviewed and recommended the redesign of the Mid-term Incentive program

•      Management Proxy Circular

•          reviewed and approved the Compensation Discussion and Analysis

Compensation Philosophy

Petro-Canada's success depends on the Company's ability to attract, retain and motivate high performing employees at all levels of the organization. The Company regularly reviews its compensation policies relative to these objectives.

The Compensation Committee reviews overall compensation policies and makes recommendations to the Board of Directors on the compensation programs for the executive officers of Petro-Canada, including the Named Executive Officers (see Summary Compensation Table on page 36). Compensation programs are designed to:

•      attract, retain and motivate key personnel;

•      encourage commitment to the Company and its goals;

•      align executive officer interests with interests of shareholders; and

•      reward executive officers for demonstrated leadership and for performance related to predetermined and quantifiable goals.

Management Proxy Circular PETRO-CANADA	21

When developing the total compensation structure for executive officers, the Compensation Committee considers information it acquires through third-party compensation surveys, which compares the compensation paid for similar positions in a comparator group of companies that compete with Petro-Canada for executive talent. The comparator group for Canadian executive officers consists of major Canadian oil and gas companies and other large Canadian industrial and resource companies with a reasonable degree of autonomy. The primary reference group is energy sector specific and includes BP Canada, Canadian Natural Resources Ltd., Canadian Oil Sands Limited, Chevron Canada Resources, EnCana Corporation, ExxonMobil Canada, Husky Energy Inc., Imperial Oil Limited, Nexen Inc., Shell Canada Limited, Suncor Energy Inc., Syncrude Canada Limited and Talisman Energy Inc. This group was selected because its members are similar to Petro-Canada in size, scope and complexity. It includes Canadian oil and gas companies with both upstream and downstream operations, as well as larger exploration and production companies.

If a general industry perspective is required, a larger group, which includes Abitibi Bowater, Agrium Inc., Barrick Gold Corporation, BCE Inc., Bombardier, Canadian National Railway, Canadian Natural Resources Ltd., Canadian Oil Sands Limited, Canadian Pacific Railway Limited, Canadian Tire Corporation Limited, Canfor Corporation, Celestica Inc., CGI Group Inc., Domtar Corporation, Enbridge Inc., EnCana Corporation, Finning International Inc., Husky Energy Inc., Imperial Oil Limited, Irving Oil Limited, Maple Leaf Foods Inc., McCain Foods Limited, Nexen Inc., Nortel, NOVA Chemicals, Potash Corporation of Saskatchewan Inc., Research In Motion Ltd, SNC-LAVALIN, Suncor Energy Inc., Syncrude Canada Limited, Talisman Energy Inc., Teck, Transat A.T. Inc. and TransCanada Corp., is used.

Compensation programs are designed to deliver competitive base salaries and incentive payments when corporate, business unit and individual performance meet specific, predetermined objectives. These programs also provide an opportunity for top quartile pay relative to the Company's comparator groups, when an executive officer delivers superior performance. Competitiveness of the compensation structure is assessed regularly, using compensation surveys conducted by the independent consulting firm, Towers Perrin, and supplemented by competitive survey information from other consulting firms, as required.

Towers Perrin is retained by the Compensation Committee to provide expertise and advice in regard to executive compensation. This includes advising on compensation policies, as well as the design and implementation of executive compensation programs for the Compensation Committee's review and approval. Towers Perrin periodically updates the Compensation Committee on executive compensation "best practices" and trends in executive compensation. Towers Perrin is also retained by the Company to provide advice on pensions, including actuarial pension advice, and on its health and welfare programs.

As a result of the broad relationship, the Compensation Committee has agreed with Towers Perrin on a formal mandate that outlines Towers Perrin's role and terms of reference as an independent advisor to the Compensation Committee. An important feature includes a clear reporting relationship between the Towers Perrin executive compensation consultant and the Compensation Committee. Additional work by the consultant for the Company is documented in the "Letter of Independence" and reviewed by the Compensation Committee Chair. There are also assurances that the executive compensation consultants have an internal reporting relationship and compensation, which are determined separately from those Towers Perrin and Petro-Canada activities that are not connected to executive compensation. The Compensation Committee annually reviews these processes. In 2008, Towers Perrin's fees for executive compensation services to the Compensation Committee were $398,224. In 2008, Towers Perrin also earned $1,387,419 by providing pension and benefit consulting, administration and actuarial services to the Company. From time to time, the Compensation Committee will access the services of other consultants as occurred in the autumn of 2008 when Hugessen Consulting Incorporated (Hugessen) was retained by the Compensation Committee to provide it with independent advice regarding proposed upgrades to the mid- and long-term incentive program. Hugessen is not engaged in providing ongoing consulting services and does not provide advice to Petro-Canada on any other matters. Hugessen was paid $98,522 for the services, which were provided from December 1, 2008 to December 31, 2008, inclusive.

The compensation structure for executive officers consists of a base salary, plus significant pay-at-risk. Pay-at-risk is made up of an annual incentive, as well as mid- and long-term incentives (stock options, Stock Appreciation Rights (SARs), Performance Stock Units (PSUs) and Deferred Stock Units (DSUs)).

22	PETRO-CANADA Management Proxy Circular

Key Elements of Compensation

Element	Fixed / Variable	Type	Performance Period
Base Salary	Fixed	Cash	1 year
Annual Incentive	Variable	Cash	1 year
Mid-Term Incentive	Variable	PSUs	3 years
Long-Term Incentive	Variable	Stock Options/SARs	7 years

Significant portions of the Company's senior executives' compensation depend on both the Company's and their individual performance and are at risk as illustrated below.

		Variable/At Risk Pay
Title	Base Pay	Annual Incentive	Mid-Term Incentive	Long-Term Incentive	Total Compensation at Risk	Total

President & Chief Executive Officer	17%	22%	30%	31%	83%	100%
Executive Vice-President / Executive Vice-President & Chief Financial Officer	23%	24%	24%	29%	77%	100%
Senior Vice-President	24%	20%	25%	31%	76%	100%

Base Salary

Each year, the Compensation Committee reviews each Named Executive Officer's base salary and makes adjustments based on the position's duties and responsibilities, the degree of special skill and knowledge required, and the performance and contribution of the officer. For reference, the Compensation Committee uses the median base salaries for positions with similar responsibilities in its comparator groups, which consist of major Canadian oil and gas companies and other large Canadian industrial and resource companies with a reasonable degree of autonomy, and are described under the Compensation Philosophy section on page 22 of this Circular.

Annual Incentive Program

Awards paid under the annual incentive program are based on the degree of achievement of specific predetermined corporate, business unit and individual objectives. Each executive officer is assigned a target incentive level that represents the amount that would be paid if all objectives were achieved at planned levels. If planned results are not achieved or are exceeded, actual payments could vary from zero to double the target award for corporate and business unit performance and from zero to triple the target award for individual performance. In 2008, target awards ranged from 55% to 80% of base salary, depending on the level of the executive officer. The highest target was for the President and Chief Executive Officer.

2008 Annual Incentive Targets (% of Base Salary)

			Maximum Payout
Position	Minimum Payout	Target Payout	% of Base Salary	% of Target

President & Chief Executive Officer	0	80%	176%	220%
Executive Vice-President / Executive Vice-President & Chief Financial Officer	0	60%	132%	220%
Senior Vice-President	0	55%	121%	220%

Management Proxy Circular PETRO-CANADA	23

The 2008 annual incentive award depended on performance at the corporate, business unit and individual levels as follows:

•      30% corporate performance;

•      50% business operating measures; and

•      20% personal performance.

Corporate performance has a profit-sharing focus and is based on earnings from operations, which is a key measure of corporate performance.

Business operating measures are connected to controllable objectives and drive excellence in operations. Each business unit has operating measures tied to the business objectives. Examples of these measures include such items as safety, reliability, production volumes and operating costs. Scores for each measure were aggregated to a total business unit score for the senior executive responsible for that unit. The score for the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer was the average of the results of all business units.

The remaining 20% of each target award is based on the assessment of the executive officer's individual performance against personal objectives. The Compensation Committee assesses the performance of the President and Chief Executive Officer. The Compensation Committee also considers and reviews the assessment of the performance of the other executives as proposed by the President and Chief Executive Officer.

Executive officers may elect to convert a portion of their annual incentive into DSUs under the DSU Plan established for key employees. This plan links short-term cash incentive awards to the future value of the Company's shares.

Executive officers who elect to convert a portion of their annual incentive into DSUs must do so by December 31 of the year preceding payment. For U.S. tax payers, the election is required in writing by June 30 of the year preceding payment.

Mid- and Long-Term Incentive Plan

The mid- and long-term incentives are designed to:

•      link executive compensation with the creation of shareholder value;

•      align the interests of executive officers with those of the Company's shareholders; and

•  reward executive officers for achievement relative to peer companies.

The Compensation Committee uses its discretion to grant these awards and considers data for similar positions and companies as a reference point. Starting in 2006, the Compensation Committee used a binomial valuation model to estimate the value of mid- and long-term incentive awards. In setting yearly awards, the Compensation Committee considers the number and value of awards granted in the previous year, the competitiveness of the overall compensation structure and individual performance. The Board of Directors reviews the expected values of the proposed mid- and long-term incentive awards against competitive data. The expected value of these awards is determined with the assistance of the external consultant.

The Company employs a variety of mid- and long-term incentive vehicles, including PSUs, stock options, SARs and DSUs depending on the prevailing market practice and objective in providing the incentive.

The Compensation Committee sets the date for granting of mid- and long-term incentives in advance. The grant date complies with applicable securities agencies regulatory standards and Petro-Canada's Code of Business Conduct. The date also aligns with the timing of performance assessments and other compensation decisions. This timing is important because performance assessments significantly impact not only mid- and long-term incentive grants but, also, other aspects of executive officer compensation, including base salary changes and annual incentive awards.

The Board of Directors believes mid- and long-term awards enable the Company to promote employee commitment to Petro-Canada and to retain the key employees necessary for Petro-Canada's long-term success.

Non-employee Directors are not eligible to participate in the employee incentive plans.

24	PETRO-CANADA Management Proxy Circular

PSUs

PSUs are a form of mid-term incentive that rewards participants for the Company's performance against specific performance standards. The Compensation Committee uses its discretion to select and attach performance standards to PSUs. Relative Total Shareholder Return (TSR) is the measure that has been employed since 2004. In 2009, specific operating measures were incorporated into the performance standards to complement the relative TSR and ensure focus on effective, efficient and safe operations, with 50% of the PSUs awarded based on relative TSR and the remaining 50% based on operating measures. These operating measures are production volume, reliability, and environment and safety.

Stock Options

Stock options are awarded to employees at the senior management level and above as a form of long-term incentive compensation. The employee stock options awarded by Petro-Canada in 2008 convey the right to purchase Company common shares at a predetermined exercise price, have a maximum exercise period of seven years and vest at the rate of 25% per year over a four-year period from the date of grant. The exercise price per option cannot be less than the closing price of the common shares on the TSX on the day preceding the day the stock options were granted. The Stock Option Plan provides for either 1) a cash payment to participants equal to the appreciation in the Company's share price between the date the options are granted and the date they are exercised or 2) the purchase of the share.

SARs

In January 2007, the Board of Directors approved the Company's SAR Plan, which provides for the granting of SARs to employees (including executive officers) of Petro-Canada and its subsidiaries. The Company can choose to grant SARs to such employees instead of stock options for any long-term incentive grants made.

The SAR Plan provides a cash payment to participants equal to the appreciation in the Company's share price between the date the SARs are granted and the date the SARs are exercised. The SARs granted in 2008 have a maximum exercise period of seven years and vest at a rate of 25% per year over four years from the date of the grant. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee in its discretion at the time the SARs are granted. The exercise price per SAR cannot be less than the closing price of the common shares on the TSX on the day preceding the day the SARs are granted.

DSUs

The DSU Plan provides a cash payment to participants equal to the value of the average TSX closing price of the Company's common shares for the five days immediately before the award is payable. All DSUs are non-transferable and non-assignable, and exercisable on retirement or resignation only. The DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on Company common shares. All payments are made in cash, unless at the Company's discretion, an exception is made and payment takes the form of common shares issued from treasury net of applicable withholdings.

All DSUs are non-transferable and non-assignable, and exercisable upon leaving the Corporations employ. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on Company shares. The value of the DSUs, when converted to cash, will equal the five-day average TSX closing price of the Company's common shares immediately before the conversion. All payments are made in cash unless, at the Company's discretion, an exception is made and payment takes the form of common shares issued from treasury net of applicable withholdings.

From time to time, the Compensation Committee may make special awards of DSUs to recognize an executive officer's achievement. When determining the value of any of these special awards, the Compensation Committee considers the value of the total mid- and long-term incentive compensation received by the executive officer as compared with competitive compensation levels. In 2006, the President and Chief Executive Officer, Executive Vice-President Downstream and Executive Vice-President and Chief Financial Officer received special DSU awards, which have been included in the calculation of total compensation presented in the Summary Compensation Table on page 36.

Management Proxy Circular PETRO-CANADA	25

Share Ownership Guidelines

To encourage share ownership by executive officers, the Company has guidelines requiring shareholdings, including DSUs, worth at least the following amounts:

•      for the President and Chief Executive Officer, four times base salary;

•      for executive and senior vice-presidents, two times base salary; and

•      for other officers, one times base salary.

The President and Chief Executive Officer must maintain the required ownership level for 12 months after leaving the Company. The Compensation Committee regularly reviews officers' actual shareholdings for compliance with the guidelines. The Compensation Committee also reviews guidelines for consistency with competitive standards.

In October 2008, additional time was provided to achieve the required share ownership for those officers who had attained their respective Company share ownership requirement or who, in the assessment of the President and Chief Executive Officer, were on track to attain their respective Company share ownership requirement, but, due to the downturn of the equity market, had lost that status. It was determined that these officers shall have until the later of January 1, 2011 or the fifth anniversary of having been appointed an officer of the Company to re-establish the required Company share ownership status. In addition, the test used to determine whether any officer has attained the required Company share ownership status has been clarified to be based on the greater of purchase price, grant price or market value for the Company shares or share equivalents held by that officer.

2008 Executive Officer Compensation

The Compensation Committee reviews the compensation paid to the President and Chief Executive Officer as well as other executive officers at the comparator companies to determine the competitiveness of compensation provided to Messrs. Brenneman, Jackman, Roberts, Kallos and Camarta. The Compensation Committee also carefully assesses both the financial and non-financial components of each officer's performance. Petro-Canada's compensation structure for its executive officers contains significant pay-at-risk components, with a major portion of this total compensation delivered through performance-driven variable pay and equity-based compensation programs (see page 38).

26	PETRO-CANADA Management Proxy Circular

In 2008, Messrs. Brenneman, Jackman, Kallos, Roberts and Camarta received the following salary increases, annual incentive awards as well as mid- and long-term grants.

				In Year 2008
	Salary Increase	Salary Increase	Annual Incentive	# of Stock Options / SARs Awarded	Value of Stock Options / SARs Awarded[1]	# of PSUs Awarded	Value of PSUs Awarded[2]
		(Cdn $)	(Cdn $)		(Cdn $)		(Cdn $)
Ron Brenneman President and Chief Executive Officer	5.0%	$ 62,500	$1,791,000	202,000	$2,475,268	65,000	$2,381,080
Boris Jackman Executive Vice-President Downstream	7.0%	$ 50,000	$ 815,000	75,000	$ 919,035	20,000	$ 732,640
Peter Kallos[3] Executive Vice-President International & Offshore	12.0%	$ 71,584	$ 672,890	75,000	$ 921,921	20,000	$ 732,640
E.F.H. Roberts Executive Vice-President and Chief Financial Officer	9.0%	$ 60,000	$ 759,000	75,000	$ 919,035	20,000	$ 732,640
Neil Camarta Senior Vice-President Oil Sands	12.0%	$ 55,000	$ 442,000	55,000	$ 673,959	15,000	$ 549,480

1

The values disclosed in the Value of Stock Options/SARs Awarded column are stated using a binomial valuation model. Values at award dates of July 28, 2008 and February 22, 2008, were $47.50 and $47.13 respectively.

2

The values disclosed in the PSU column are stated using a binomial valuation model based on the previous 20-day average market value of Petro-Canada's common shares. The value on the award date of February 22, 2008 was $45.79.

3	For Mr. Kallos, the December 31, 2008 exchange rate was used to convert British pounds to Canadian dollars at a rate of 1.7896.

The 2008 annual incentive award depended on performance at the corporate, business unit and individual levels as follows:

•	30% corporate performance;

•	50% business operating measures; and

•	20% personal performance.

Management Proxy Circular PETRO-CANADA	27

This annual incentive award reflects the following achievements:

•  The year 2008 was an excellent one for Petro-Canada in terms of overall financial results, with robust operating earnings and cash flow and a very strong balance sheet;

•  Petro-Canada's programs for leadership development, succession planning and performance management continued to build a strong effective organization for the future. In 2008, the Company hired 951 new employees, addressing the need to attract people to achieve business goals. In addition, safety remained a top priority, resulting in a Total Recordable Injury Frequency (TRIF) of 0.73 in 2008, under the 1.0 level considered first quartile in the industry. Unfortunately, we did not fare as well in the area of environmental exceedances, which increased in 2008 to 43 compared with 21 in 2007;

•  The Company strives towards:

•  Driving for first quartile operations (see table on page 30),

•  Delivering profitable growth with a focus on long-life assets (see table on page 31),

•  Maintaining financial discipline and flexibility (see table on page 32), and

•  Following Petro-Canada's Principles for Responsible Investment and Operations (see table on page 33).

•  Within these broad objectives, the Company set two priorities in 2008:

•  to meet base business targets. By year end, the Company delivered upstream production in line with updated guidance of 400,000 to 420,000 boe/d, and facilities operated safely and reliably, and

•  to advance seven major growth projects. By year end, the Company advanced its major growth projects. Highlights include completing construction of the Edmonton Refinery Conversion Project (RCP), making a final investment decision for the Syria Ebla gas development and signing six new Exploration and Production Sharing Agreements (EPSAs) in Libya.

•  Although there were significant challenges due to the volatile business environment, refinery reliability and union activity, the Company's business units had many successes, as illustrated in the following tables.

2008 Annual Incentive Performance Scores

The table below highlights the 2008 performance scores under the annual incentive plan for corporate and business unit performance. If the target level of performance is achieved, participants receive a payout of 100% of their target award opportunity for the related performance measure. Actual payouts can vary from 0 to two times target depending on performance. The scores outlined below reflect the 2008 actual performance results, expressed as a percentage of the target payout level (i.e., 100%).

Annual Incentive Score
Corporate Performance	200

Business Unit Performance
Downstream	132
North American Natural Gas	128
International & Offshore	118
Oil Sands	106
Average Business Unit Score	121

28	PETRO-CANADA Management Proxy Circular

Specific 2008 Goals and Results

Driving For First Quartile Operations

	2008 GOALS	2008 RESULTS
North American Natural Gas	• continue to focus on safety and reliability performance • continue to leverage costs through strategic alliances and preferred suppliers

•    maintained reliability of 99% at Western Canada natural gas processing facilities

•    delivered value to the organization through preferred supplier relationships, while continuing to ensure competitive supply costs through selective bidding

Oil Sands

•    ramp up MacKay River production to hit 30,000 barrels per day (b/d) and increase reliability to greater than 90%

•    commence shipping MacKay River bitumen to the Edmonton refinery after it has been upgraded into synthetic crude oil at Suncor

•    decrease Syncrude non-fuel unit operating costs by 10%, compared with 2007

•    achieved 97% reliability at MacKay River

•    achieved daily throughput average of 30,000 b/d for 30 days at MacKay River

•    achieved record average production of 25,200 b/d at MacKay River

•    commenced shipping of MacKay River bitumen to Suncor for processing and subsequent shipping to the Edmonton refinery effective January 1, 2009

•    experienced higher Syncrude non-fuel unit operating costs due to lower production and higher maintenance costs

East Coast Canada	• achieve and maintain greater than 90% reliability at Terra Nova • finalize Terra Nova swivel repair plans • complete 16-day turnarounds at Terra Nova and partner-operated White Rose	• achieved 90% reliability at Terra Nova • put in place all swivel contingency plans and materials, if repair/replacement is required • completed Terra Nova and White Rose turnarounds on time
International	• maintain excellent production efficiency at the Petro-Canada operated De Ruyter and Hanze platforms • deliver plateau level production at Buzzard while the enhancement program is implemented	• delivered 97% reliability at both De Ruyter and Hanze facilities • Buzzard achieved average production of 205,000 boe/d gross (61,300 boe/d net), in line with plateau production expectations
Downstream

•    continue to focus on safety and refinery reliability, with increased focus on process safety

•    reduce feedstock costs

•    increase retail non-petroleum revenue

•    grow high value lubricants sales volumes

•    achieved a combined reliability index of 84 at the Company's two refineries

•    began processing lower cost oil sands-based feedstock at completed Edmonton RCP

•    grew convenience store sales by 1%, while same-store sales declined by 1% compared with 2007

•    increased high value lubricants sales volumes by 13%

Management Proxy Circular PETRO-CANADA	29

Delivering profitable growth with a focus on long-life assets

	2008 GOALS	2008 RESULTS
North American Natural Gas

•    continue to selectively optimize Western Canada core assets

•    continue U.S. Rockies coal bed methane (CBM) and tight natural gas development

•    target 50% to 60% reserves replacement from these core assets

•    focus exploration activity in Western Canada, with increasing emphasis on the U.S.

•    advance exploration prospects in the Northwest Territories (NWT) and Alaska

•    initiate an Arctic liquefied natural gas (LNG) feasibility study

•    implemented drilling and optimization initiatives, resulting in lower decline rates

•    drilled 287 gross wells in the U.S. Rockies

•    continued to increase exploration focus in the U.S. Rockies and B.C. shale gas

•    participated in three wells in Alaska and NWT, resulting in one gas discovery, one dry and abandoned and one suspended as planned

•    progressed Arctic LNG feasibility study, encountering uncertainty with regard to regulatory approval timing

Oil Sands

•    complete Fort Hills front end engineering and design (FEED) and make final investment decision (FID) in the third quarter of 2008

•    order long-lead items for Fort Hills project

•    continue to ramp up Syncrude Stage III expansion

•    receive regulatory decision on MacKay River expansion (MRX) project

•    continue to advance MRX project in preparation for the FID in the first quarter of 2009

•    receive regulatory decision on the Fort Hills upgrader

•    completed Fort Hills Phase 1 FEED

•    deferred making the FID for Fort Hills mine due to more than a 50% increase from initial project cost estimates and market conditions

•    delayed the investment decision on the Fort Hills upgrader

•    revisiting Fort Hills FEED and ordering of long-lead items for the Fort Hills upgrader

•    received regulatory approval of the Fort Hills amended mine processes and tailings locations

•    Syncrude production decreased due to two planned turnarounds at two cokers, and operational upsets

•    received regulatory approval on MRX project in the first quarter of 2008

•    received fixed bids from three international engineering firms for the MRX project

•    deferred making the FID for MRX due to market conditions

•    received regulatory approval of Fort Hills upgrader in January 2009

•    reached a Syncrude royalty agreement along with its partners, with the Province of Alberta

East Coast Canada

•    advance White Rose Extensions development toward regulatory approval and FID in 2008, with first oil targeted for late 2009

•    commence development drilling for the White Rose Extensions project

•    achieve binding formal agreements and re-establish the Hebron project team, with the goal of submitting the project for regulatory approval in the 2010 time frame

•    advance the Hibernia Southern Extension growth project

•    achieved internal and regulatory approval for North Amethyst portion of the White Rose Extensions in 2008; on track for first oil in late 2009

•    drilled a pilot well in North Amethyst for the White Rose Extensions project

•    signed binding formal agreements for Hebron

•    filed a development plan amendment application for the Hibernia Southern Extension project

30	PETRO-CANADA Management Proxy Circular

Delivering profitable growth with a focus on long-life assets (continued)

	2008 GOALS	2008 RESULTS
International

•    evaluate 2007 exploration results and deliver 2008 exploration program

•    develop a transition plan for the Libya Concession Development project

•    develop a detailed exploration program in Libya

•    award engineering, procurement and construction (EPC) contract for Syria Ebla gas project and finalize commercial agreements

•    spud first well for the Syria Ebla gas project

•    evaluate opportunities to commercialize Trinidad and Tobago gas discoveries, subject to exploration results

•    drilled 13 exploration wells, with nine wells completed as discoveries, four wells abandoned as dry holes and one well still drilling at year end

•    signed six new EPSAs with the Libya National Oil Company (NOC), adding reserves and extending terms by an expected 30 years with improved commercial terms

•    commenced 3D seismic program in Libya

•    completed 50% of Syria Ebla gas project

•    commenced seismic and development drilling on the Syria Ebla gas project

•    participated in four gas discoveries in Trinidad and Tobago and began study of commercialization options

Downstream

•    advance Montreal coker, with FID expected in the second quarter of 2008

•    complete Edmonton RCP for startup in the fourth quarter of 2008

•    continue to invest in smaller scale refinery yield and reliability improvement projects

•    selectively invest in retail and wholesale assets

•    completed FEED for proposed 25,000 b/d Montreal coker FID for project delayed due to market conditions

•    completed construction of the Edmonton RCP and started up in the fourth quarter

•    invested $41 million in smaller scale refinery yield and reliability improvement projects

•    made selective investments in retail and wholesale assets

Maintaining Financial Discipline and Flexibility

	2008 GOALS	2008 RESULTS
Fund Capital Expenditures with Cash Flow and Debt as Required

•    fund $5.3 billion capital expenditure program through a combination of cash flow and access to capital markets, as needed

•    prioritize execution of projects

•    maintain investment grade credit ratings

•    funded capital expenditure program of $6.4 billion from liquidity sources

•    exercised flexibility within major projects in response to business environment

•    maintained investment grade credit ratings of Baa2 from Moody's Investors Services (Moody's), BBB from Standard & Poor's (S&P) and A (low) from DBRS Limited (DBRS)

•    ended 2008 strong, with debt levels at 23.5% of total capital and a ratio of 0.7 times debt-to-cash flow from operating activities

•    maintained adequate liquidity, with a year-end cash balance of $1.4 billion and unutilized credit facility capacity of $4.7 billion

Fund Profitable Growth	• identify and invest in long-life assets

•    made FID on Syria Ebla gas project, signed Libya EPSAs, funded Edmonton RCP and received approval for North Amethyst portion of White Rose Extensions

•    postponed making FID on Fort Hills Phase 1, MRX and Montreal coker

Return Cash to Shareholders	• regularly review the dividend strategy to align with financial and growth objective, and shareholder expectations • buy back shares when appropriate, with priority to first fund profitable growth

•    increased quarterly dividend by 54% to $0.20/share

•    renewed NCIB program in June 2008, entitling the Company to purchase up to 5% of the outstanding common shares, subject to certain conditions

•    purchased zero shares during 2008

Management Proxy Circular PETRO-CANADA	31

Following our principles for responsible investment and operations

PRIORITY	PRINCIPLES	2008 GOALS	2008 RESULTS
Business Conduct	• comply with applicable laws and regulations • apply our Code of Business Conduct wherever we operate • seek contractors, suppliers and agents whose practices are consistent with our principles

•    update Code of Business Conduct and introduce interactive web-based training on the new Code of Business Conduct

•    continue to strengthen communication of Code of Business Conduct expectations with an increasing contractor workforce

•    improve new employee orientation process across the Company to emphasize Zero-Harm and Total Loss Management (TLM) culture and principles

•    implement online TLM training to strengthen employee understanding

•    updated Code of Business Conduct

•    interactive web-based training completed by 4,419 employees and 408 contractors

•    delivered workshop-style anti-corruption training at nine Company locations, training both employees and contractors

•    implemented new employee orientation process integrating TLM and Zero-Harm to reduce the risk of loss or injury

•    conducted online TLM training modules in four priority elements for 4,869 employees

•    developed online training to strengthen risk assessment capability

Community

•    strive within our sphere of influence to ensure a fair share of benefits to stakeholders impacted by our activities

•    conduct meaningful and transparent consultation with all stakeholders

•    endeavour to integrate our activities with, and participate in, local communities as good corporate citizens

•    improve the consistency and capability relative to engaging with stakeholders

•    solicit feedback from external stakeholders regarding the effectiveness of the Company's interactions

•    initiate and implement a social investment program that is integral to the Libya EPSAs

•    introduce a number of new key community partnerships in our education, environment and local community support areas

•    advance Olympic initiatives in anticipation of the 2010 Winter Olympics

•    delivered training based on Stakeholder and Community Engagement principles to 134 stakeholder practitioners across all business units

•    integrated stakeholder issue management system into key projects and emergency response plans

•    solicited focused stakeholder feedback on specific projects

•    piloted a World Business Council for Sustainable Development framework to guide investment proposals for Libya sustainable development program

•    extended long-term sponsorships, introduced new partnerships and deepened existing partnerships

•    supported the Canadian Olympic and Paralympic Teams in Beijing, and announced Petro-Canada Athlete Family Program for 2010 Games in Vancouver

•    launched Employee Olympic Centre website

32	PETRO-CANADA Management Proxy Circular

Following our principles for responsible investment and operations (continued)

PRIORITY	PRINCIPLES	2008 GOALS	2008 RESULTS
Environment

•    conduct our activities with sound environmental management and conservation practices

•    strive to minimize the environmental impact of our operations

•    work diligently to prevent any risk to community health and safety from our operations or our products

•    seek opportunities to transfer expertise in environmental protection to host communities

•    integrate Water Principles into the environmental stewardship process

•    pilot carbon intensity performance measures

•    continue to review internal and external greenhouse gas mitigation opportunities

•    meet 2008 auditable emissions reporting requirements

•    commence development of second phase of environmental information management system for water and waste management

•    advance major water-related community partnership projects

•    experienced 43 environmental regulatory exceedances in 2008, compared with 21 in 2007

•    advanced water management plans through facility level water risk assessments based on Water Principles

•    made limited progress on carbon performance measures

•    strengthened resources and capability in managing carbon mitigation opportunities

•    participated in Alberta carbon market

•    complied with Alberta regulations for verified emissions reporting

•    improved emission functionality of first phase of environmental information management system

•    created program content and materials for major water partnerships

Working Conditions and Human Rights

•    provide a healthy, safe and secure work environment

•    honour internationally accepted labour standards prohibiting child labour, forced labour and discrimination in employment

•    respect freedom of association and expression in the workplace

•    not be complicit in human rights abuses

•    support and respect the protection of human rights within our sphere of influence

•    establish enterprise-wide contractor engagement process for selection, performance monitoring and management

•    attract 925 new employees

•    develop capability in managing the social issues of a temporary foreign workforce

•    pilot a social risk assessment that will apply to new operations

•    enhance management, systems and work processes related to process safety

•    strengthen process for communicating and learning from internal high potential and serious events

•    achieved TRIF of 0.73 in 2008, compared with 0.87 in 2007

•    experienced a contractor work-related fatality at the Edmonton RCP in September 2008

•    assessed current state, and best practices for contractor engagement and identified quick wins

•    attracted 951 new employees

•    assessed and developed mitigation plans for social risks related to bringing temporary foreign workers into Oil Sands project camps

•    developing standards, incorporating process safety criteria into TLM audits and capturing event data

•    established a formal process for reviewing internal and external events and ensuring that learnings reach the front line

•    conducted emergency response exercises in four out of five business groups

Management Proxy Circular PETRO-CANADA	33

2009 Executive Officer Compensation Highlights

In response to the economic environment, the base salaries of the Company's executive officers are not being increased in 2009. The mid- and long-term incentive program has been revised to better align with the Company's strategy. The program continues to consist of equal portions of stock options/SARs and PSUs. Performance measures have been improved so that 50% of the PSUs are measured against relative TSR and the remaining 50% are measured against the following operating targets, production volumes, operating reliability and safety and environment.

Stock Performance Graph

The following graph charts performance of an investment in the Company's common shares against each of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming an investment of $100 on December 31, 2003, and accumulation and reinvestment of all dividends paid from that date through December 31, 2008. As a significant portion of remuneration is equity based, pay provided to the Named Executive Officers has been consistent with the Company's share price performance and the current economic environment. In particular, the last five years of option awards have no intrinsic value as at December 31, 2008 and all previous and outstanding PSU awards have either not paid out, or are currently tracking at zero. In addition, executive salaries have not been increased for 2009.

34	PETRO-CANADA Management Proxy Circular

Total Compensation

In the following table, Total Compensation is the sum of base salary, cash bonus, equity incentives (SARs, PSUs, DSUs and stock options), pension, perquisites and all other compensation. The pension value reported is the annual pension service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary, with such impact measured at the end of the year. The values for the various elements of long-term compensation are theoretical expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer. For example, the President and Chief Executive Officer's PSU grants made in 2006 and 2007 showed values of $1,943,280 and $2,663,505, respectively, as at grant date but, as of March 1, 2009 and February 23, 2009 both had a value of $0.00.

Summary Compensation Table

The following table summarizes, for the periods indicated, the compensation of the Company's President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and each of the three most highly compensated executive officers who were serving as executive officers on December 31, 2008. These executive officers are collectively referred to in this Circular as the Named Executive Officers.

			Share-Based Awards			Non-Equity Incentive Plan Compensation

Name and Principal					Options-Based	Annual Incentive		All Other	Total
Position	Year	Salary[1]	DSU[2]	PSU[3]	Awards[4]	Plans[5]	Pension Value[6]	Compensation[7]	Compensation
		(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)

Ron Brenneman	2008	$1,345,913	$–	$2,381,080	$2,475,268	$1,791,000	$1,052,000	$154,067	$9,199,328
President and Chief	2007	$1,240,577	$–	$2,663,505	$2,274,930	$1,596,000	$1,174,000	$162,548	$9,111,560
Executive Officer	2006	$1,198,862	$1,314,750	$1,943,280	$1,967,868	$1,390,000	$1,046,000	$145,075	$9,005,835

Boris Jackman	2008	$765,192	$–	$732,640	$919,035	$815,000	$279,000	$40,821	$3,551,688
Executive	2007	$686,539	$–	$710,268	$458,310	$785,000	$458,000	$36,593	$3,134,710
Vice-President, Downstream	2006	$637,895	$525,900	$539,800	$546,630	$616,000	$310,000	$35,484	$3,211,709

Peter Kallos[8]	2008	$644,256	$–	$732,640	$921,921	$672,890	$209,383	$41,191	$3,222,281
Executive	2007	$632,100	$–	$426,161	$454,986	$529,200	$69,000	$40,230	$2,151,677
Vice-President, International & Offshore	2006	$661,919	$–	$431,840	$437,304	$513,540	$59,342	$45,338	$2,149,283

E. F. H. Roberts	2008	$731,308	$–	$732,640	$919,035	$759,000	$487,000	$38,833	$3,667,816
Executive	2007	$643,846	$–	$710,268	$758,310	$680,000	$468,000	$33,942	$3,294,366
Vice-President and Chief Financial Officer	2006	$585,203	$262,950	$539,800	$546,630	$554,000	$390,000	$30,949	$2,909,532

Neil Camarta	2008	$530,173	$–	$549,480	$673,959	$442,000	$219,000	$28,153	$2,442,765
Senior Vice-President,	2007	$464,808	$–	$461,674	$505,540	$365,000	$190,000	$24,500	$2,011,522
Oil Sands	2006	$425,000	$–	$377,860	$382,641	$296,000	$146,000	$22,474	$1,649,975

1	There were 27 pay periods in 2008 compared with 26 pay periods in 2007 and 2006.
2	DSUs awarded:
	•	In 2006, an aggregate amount of 40,000 DSUs was awarded to Messrs. Brenneman, Jackman and Roberts (25,000, 10,000 and 5,000, respectively).
	•	The values disclosed in the DSU column are based on the previous five-day average market value of Petro-Canada's common shares from March 1, 2006 of $52.59.
	•	Dividend equivalents are used to purchase additional DSUs and are credited on a quarterly basis.
•

This table excludes DSUs acquired by converting annual incentive awards into DSUs. The values for the DSUs are theoretical-expected values calculated at the date of grant. Realized values are determined when the incentives are payable to the executive officer.

3	PSUs awarded:
•

In 2008, an aggregate amount of 140,000 PSUs was awarded to Named Executive Officers as follows: Mr. Brenneman – 65,000; Mr. Jackman – 20,000; Mr. Roberts – 20,000; Mr. Kallos – 20,000; and Mr. Camarta – 15,000.

•

In 2007, an aggregate amount of 140,000 PSUs was awarded to Named Executive Officers as follows: Mr. Brenneman – 75,000; Mr. Jackman – 20,000; Mr. Roberts – 20,000; Mr. Kallos – 12,000; and Mr. Camarta – 13,000.

•

In 2006, an aggregate amount of 88,750 PSUs was awarded to the Named Executive Officers as follows: Mr. Brenneman – 45,000; Mr. Jackman – 12,500; Mr. Roberts – 12,500; Mr. Kallos – 10,000; and Mr. Camarta – 8,750.

	•	The values disclosed in the PSU column are stated by using a binomial valuation model based on the previous 20-day average market value of Petro-Canada's common shares. Values at award are:
• February 22, 2008 = $45.79,
• February 23, 2007 = $45.53, and
• March 1, 2006 = $53.98.
• Value as at December 31, 2008 is zero.
	•	Dividend equivalents are used to purchase additional PSUs and are credited on a quarterly basis.

Management Proxy Circular PETRO-CANADA	35

4	Option based awards awarded:
•

In 2008, an aggregate amount of 482,000 option/SARs based awards was awarded to Named Executive Officers as follows: Mr. Brenneman – 202,000; Mr. Jackman – 75,000; Mr. Roberts – 75,000; Mr. Kallos – 75,000; and Mr. Camarta – 55,000.

•

In 2007, an aggregate amount of 470,000 option/SARs based awards was awarded to Named Executive Officers as follows: Mr. Brenneman – 225,000; Mr. Jackman – 75,000; Mr. Roberts – 75,000; Mr. Kallos – 45,000; and Mr. Camarta – 50,000.

•

In 2006, an aggregate amount of 355,000 option based awards was awarded to the Named Executive Officers as follows: Mr. Brenneman – 180,000; Mr. Jackman – 50,000; Mr. Roberts – 50,000; Mr. Kallos – 40,000; and Mr. Camarta – 35,000.

The values for the stock options/SARs are theoretical-expected values calculated at the date of grant using the binomial methodology. The Compensation Committee uses the binomial methodology in making its decisions regarding mid- and long-term incentive grant levels since it is applied consistently in its consultant's competitive market analyses. Realized values are determined when the incentives are payable to the executive officer. In response to competitive data, on July 28, 2008, Mr. Kallos was awarded 30,000 SARs in addition to his February 22, 2008 award of 45,000 SARs. Values at award are:

		•	July 28, 2008 = $47.50,
		•	February 22, 2008 = $47.13,
		•	February 23, 2007 = $43.96, and
		•	March 1, 2006 = $52.06.
		•	Value as at December 31, 2008 is $26.72, this is less than the grant price and therefore at December 31, 2008 the options have no value.
•

For accounting purposes, the value of each option granted is determined based on the intrinsic value method. On the date of grants. this would result in no expense being recorded as the exercise price per option cannot be less than the closing price of the common shares on the TSX on the day before the options are granted.

5

For 2008, Mr. Kallos elected to take $89,480 and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards in the form of DSUs. For 2007, Mr. Kallos elected to take $98,000 and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards in the form of DSUs. For 2006, Mr. Kallos elected to take $114,120, and Mr. Camarta elected to take 100%, respectively, of their annual incentive awards in the form of DSUs. (See Compensation Discussion and Analysis – Mid- and Long-Term Incentive Plan –DSUs on page 26).

6

The pension value for 2008 and restated for 2007 and 2006 reflects the amount of employer contributions made to defined contribution pension accounts for Messrs. Brenneman and Camarta. For Messrs. Jackman, Kallos and Roberts the pension value reflects the defined benefit pension annual service cost plus the impact on the value of already-earned benefits of any higher than expected (or lower than expected) increases in pensionable earnings. Annual service cost is the value of the projected pension earned for the year of service credited for the specific financial year. For comparability and consistency, the service cost and the impact of higher than expected (or lower than expected) changes in pensionable earnings are determined using the same actuarial methods and assumptions as for the Company's financial statements.

7	Other compensation:

For Messrs. Brenneman, Jackman, Roberts and Camarta, these amounts represented the Company's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For Mr. Kallos, they represented the contributions under the Petro-Canada Capital Accumulation Plan and premiums paid toward coverage under life insurance, health and dental plans. Also included for:

Mr. Brenneman:
	•	the amount included $27,990 for a leased vehicle and $42,031 for financial counselling in 2008;
	•	the amount included $30,277 for a leased vehicle and $40,499 for financial counselling in 2007; and
	•	the amount includes $30,982 for a leased vehicle and $33,562 for financial counselling in 2006.
Mr. Jackman:
	•	imputed interest on Company loans in 2007 and 2006; the loan was paid out in full in 2007.
Mr. Kallos:
•

amounts were restated in 2008, 2007, and 2006 to represent increased life insurance premiums and in 2007 to reflect a repayment in 2006 of his supplemental retirement allowance of $146,026 (£63,979) as a result of changes in the United Kingdom (U.K.) maximum pension allowance.

Except for Mr. Brenneman in 2008, 2007, and 2006, the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and annual incentive for each Named Executive Officer.

8	For Mr. Kallos, the December 31 exchange rate was used to calculate British pounds to Canadian dollars.
The British pounds sterling exchange rate from Canadian dollars
	•	at calendar year end was:
		•	1.7896 on December 31, 2008,
		•	1.9600 on December 31, 2007, and
		•	2.2824 on December 31, 2006.

36	PETRO-CANADA Management Proxy Circular

Equity Compensation Plans

The Company has an Option Plan, which provides for the granting of options to purchase common shares to employees (including executive officers) of the Company and its subsidiaries. In 2007 the Company introduced the SAR Plan which provides for the granting of SARs to employees (including executive officers) of the Company and its subsidiaries. Stock options and SARs are integral components of the compensation and incentive program for employees. Non-employee Directors are not eligible to participate in the Option Plan or SAR Plan. In 2004 the Company introduced the PSU Plan.

In 2008, approximately 50% of the Company's competitive mid- and long-term incentive pay for Named Executive Officers was awarded through stock options or SARs and approximately 50% was awarded through the PSU Plan (described under the heading Compensation Discussion and Analysis Mid- and Long-Term Incentive Plan on page 25). DSU special awards may also be made from time to time to recognize the achievement of an executive officer. Select employees not in senior management were also granted SARs to recognize exceptional performance and encourage long-term commitment to the Company and its objectives.

Terms of the Option Plan

Since 2004, options granted under the Option Plan have a term of seven years and vest at a rate of 25% per year over four years from the date of initial grant. Each option granted before 2004 under the Option Plan has a maximum term of ten years. All options are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee at the time the option is granted. The exercise price per share cannot be less than the closing price of the common shares on the TSX on the day preceding the day the option is granted. Subject to obtaining the required regulatory or other approvals, the Option Plan provides that majority consent of option holders is required for certain changes to be made to the Option Plan or to outstanding options, which would materially adversely affect the rights of option holders. The Compensation Committee may make administrative adjustments to keep holders neutral if the share structure of the Company was altered.

The Option Plan provides that the maximum number of common shares reserved for issuance to any one option holder cannot exceed 5% of the total number of common shares outstanding at the time of grant. The maximum number of common shares that can be issued to insiders when combined with any other share compensation arrangement is 10% of the common shares issued and outstanding. Unless otherwise determined at the time of grant, settlement of the options awarded are as follows (1) in the event of the death of an option holder, all options shall immediately vest with one year to exercise or until the normal expiry date if earlier, (2) in the event of voluntary retirement of an option holder, options shall continue to vest on the original schedule and may be exercised after vesting for up to four years after retirement or until the normal expiry date, if earlier, (3) in the event of the termination without cause of the option holder's employment vested options may be exercised within 90 days, all other options expire immediately and (4) in the event of the termination with cause of the option holder's employment or voluntary resignation (other than at retirement), all options expire immediately.

In 2004, shareholders approved an amendment to the Option Plan to include a Cash Payment Alternative (CPA). The CPA gives the Board of Directors the authority to offer holders of options granted after December 31, 2003 the right to surrender vested options for cancellation in return for a direct cash payment from the Company. This change reduces the dilutive effects of such grants and provides option holders with essentially the same value as they would realize in exercising their options and immediately selling the common shares issued upon exercise. Common shares subject to any option surrendered using the CPA feature are available for future options granted under the Option Plan, as is the case for expired or cancelled options that have not been exercised.

Management Proxy Circular PETRO-CANADA	37

Equity Compensation Plan Information

	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights

Equity Compensation Plans Approved By Security Holders	6,634,311	22,133,902	$36.70

The Company does not have any equity compensation plans not previously approved by shareholders.

Terms of the SARs Plan

SARs are based on the price of the Company's common shares as at the date of the grant. SARs have a term of seven years and vest at a rate of 25% per year over four years from the date of initial grant. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee at the time the SARs are granted. Unless otherwise determined at the time of grant, settlement of the SARs awarded to employees residing outside the European Economic Area (EEA) are as follows (1) in the event of death of a SARs holder all rights immediately vest with one year to exercise or until the normal expiry date if earlier, (2) in the event of voluntary retirement all rights continue to vest on the original schedule and may be exercised after vesting for up to four years after retirement or until the normal expiry date, if earlier, (3) in the event of the termination without cause of the SARs holder's employment vested SARs may be exercised within 90 days, all other SARs expire immediately and (4) in the event of the termination with cause of the SARs holder's employment or voluntary resignation (other than at retirement) all rights expire immediately.

Unless otherwise determined at the time of grant, settlement of the SARs awarded to employees residing within the EEA are as follows (1) in the event of death of a SARs holder, all rights immediately vest with one year to exercise or until the normal expiry date if earlier, (2) in the event of termination without cause of the SARs holder's employment or voluntary retirement or voluntary resignation treatment of the SARs is based on management discretion up to the terms described above under SARs outside the EEA and (3) in the event of the termination with cause of the SARs holder's employment all rights expire immediately.

Terms of the PSU Plan

In 2004, Petro-Canada introduced the PSU Plan. The PSU Plan has a three year performance period. Payment of the award is in cash and is dependent on achieving specific performance targets. Payments range from 0% of award to 150% of award as determined by performance achieved. Unless otherwise determined at the time of grant, settlement of the PSUs awarded to employees residing outside the EEA are as follows (1) in the event of the death of a PSU holder, a portion of the award pro-rated based on the portion of the performance period that the individual was employed will be paid (2) in the event of termination without cause of the PSU holder's employment or voluntary retirement a portion of the award pro-rated based on the portion of the performance period that the individual was employed may be granted by management and (3) in the event of the termination with cause of the PSU holder's employment or voluntary resignation (other than at retirement), all PSUs expire immediately.

Unless otherwise determined at the time of grant, settlement of the PSUs awarded to employees residing within the EEA are as follows (1) in the event of death of a PSU holder, a portion of the award pro-rated based on the portion of the performance period that the individual was employed will be paid, (2) in the event of termination without cause of a PSU holder's employment or voluntary retirement or voluntary resignation a portion of the award pro-rated based on the portion of the performance period that the individual was employed may be granted by management and (3) in the event of the termination with cause of the PSU holder's employment, all PSUs expire immediately.

38	PETRO-CANADA Management Proxy Circular

Incentive Plan Awards

In 2006, 2007, and 2008 the Compensation Committee approved mid- and long-term incentive awards to Named Executive Officers. When approving these awards, the Compensation Committee used a binomial valuation model to determine the desired level of compensation to be awarded to each executive officer relative to their performance and the compensation of other executive officers in the comparator group. The expected value (EV) of these mid- and long-term incentives is disclosed in the Summary Compensation Table on page 36. The chart below compares this expected value to the value of the incentives as at December 31, 2008 for the President and Chief Executive Officer. Stock Option awards granted in 2006, 2007 and 2008 have no intrinsic value at December 31, 2008 and PSU awards have either not paid out (2006) or are currently tracking at zero (2007 and 2008). The chart clearly shows the direct relationship between company share price performance and the President and Chief Executive Officer's compensation. This same relationship between expected value and current value exists for all of the Named Executive Officers' mid- and long-term compensation.

President and Chief Executive Officer Mid- and Long-Term Incentives

Management Proxy Circular PETRO-CANADA	39

Outstanding Share-Based Awards and Options-Based Awards

The following table shows outstanding share and option based awards for each Named Executive Officer.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options[1]	Number of Shares or Units that have not Vested	Market Payout Value of Share Awards that have not Vested
			(Cdn $)		(Cdn $)		(Cdn $)
Ron Brenneman	7,800		$10.525	Feb 16, 2010	$126,321	–	–
	175,000		$17.11	Feb 10, 2012	$1,681,750	–	–
	200,000		$25.695	Feb 13, 2013	$205,000	–	–
	150,000		$28.70	Mar 10, 2011	$0	–	–
	180,000		$34.28	Feb 23, 2012	$0	–	–
	180,000		$52.06	Feb 28, 2013	$0	45,000	$0
	225,000		$43.96	Feb 22, 2014	$0	75,000	$0
	202,000		$47.13	Feb 21, 2015	$0	65,000	$0

Boris Jackman	71,000		$10.525	Feb 16, 2010	$1,149,845	–	–
	104,000		$18.40	Feb 13, 2011	$865,280	–	–
	100,000		$17.11	Feb 10, 2012	$961,000	–	–
	100,000		$25.695	Feb 13, 2013	$102,500	–	–
	60,000		$28.70	Mar 10, 2011	$0	–	–
	60,000		$34.28	Feb 23, 2012	$0	–	–
	50,000		$52.06	Feb 28, 2013	$0	12,500	$0
	75,000		$43.96	Feb 22, 2014	$0	20,000	$0
	75,000		$47.13	Feb 21, 2015	$0	20,000	$0

Peter Kallos	30,000		$28.70	Mar 10, 2011	$0	–	–
	30,000		$34.28	Feb 23, 2012	$0	–	–
	40,000		$52.06	Feb 28, 2013	$0	10,000	$0
	45,000	[2]	$43.96	Feb 22, 2014	$0	12,000	$0
	45,000	[2]	$47.13	Feb 21, 2015	$0	20,000	$0
	30,000	[2]	$47.50	Jul 28, 2015	$0	–	–

E.F.H. Roberts	68,000		$18.40	Feb 13, 2011	$565,760	–	–
	22,500		$17.11	Feb 10, 2012	$216,225	–	–
	90,000		$25.695	Feb 13, 2013	$92,250	–	–
	50,000		$28.70	Mar 10, 2011	$0	–	–
	60,000		$34.28	Feb 23, 2012	$0	–	–
	50,000		$52.06	Feb 28, 2013	$0	12,500	$0
	75,000		$43.96	Feb 22, 2014	$0	20,000	$0
	75,000		$47.13	Feb 21, 2015	$0	20,000	$0

Neil Camarta	35,000		$52.06	Feb 28, 2013	$0	8,750	$0
	50,000		$43.96	Feb 22, 2014	$0	13,000	$0
	55,000		$47.13	Feb 21, 2015	$0	15,000	$0

1     Value of unexercised in-the-money options based on share price on close of business on December 31, 2008 ($26.72).

2     Stock Appreciation Rights (SARs) awards.

40	PETRO-CANADA Management Proxy Circular

Incentive Plan Awards – Value Vested or Earned During the Year

The following table reports the value of the Incentive Plan awards that vested during the financial year ending December 31, 2008.

Name	Option-Based Awards – Value Vested During the Year	Stock-Based Awards – Value During the Year on Vesting[1]	Non-Equity Incentive Plan Compensation – Value Earned During the Year
	(Cdn $)	(Cdn $)	(Cdn $)

Ron Brenneman	$1,594,538	$0	$1,791,000
Boris Jackman	$577,388	$0	$815,000
Peter Kallos [2]	$297,413	$0	$672,890
E.F.H. Roberts	$531,513	$0	$759,000
Neil Camarta	$58,125	$0	$442,000

1     Based on total shareholder return relative to a group of its peers, Petro-Canada is at the bottom quartile, resulting in PSUs vested having $0 value.

2     For Mr. Kallos, Non-Equity Incentive Plan Compensation used the December 31, 2008 exchange rate from British pounds to Canadian dollars of 1.7896.

Management Proxy Circular PETRO-CANADA	41

Pension Plans

The following table summarizes the aggregate retirement benefit entitlements of Messrs. Jackman and Roberts under both the Petro-Canada Retirement Plan (defined benefit option) and the retiring allowance agreements.

	Years of Service			Accrued		Non-	Accrued
	December 31,	Annual Benefit Payable		Obligation At	Compensatory	Compensatory	Obligations at End
Name	2008	End of Year[1]	Age 65[2]	Start of Year[3]	Change[4]	Change	of Year
		(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)

Boris Jackman	26.0[5]	$351,000	$412,000	$5,262,000	$279,000	$(421,000)	$5,120,000
E.F.H. Roberts	24.3[6]	$308,000	$400,000	$4,399,000	$487,000	$(344,000)	$4,542,000

1     Reflects the accrued unreduced retirement benefit earned to December 31, 2008 based on credited service and actual salary history to December 31, 2008, after any offset for Canada/Quebec Pension Plan and Old Age Security benefits. If Company consent to retire were granted, the value of the frozen accrued retirement benefits, after any applicable adjustments for early retirement, would be $5,212,000 for Mr. Jackman and $4,282,000 for Mr. Roberts. The frozen accrued value has been determined using actuarial assumptions similar to those underlying the calculation of the accrued obligations disclosed in succeeding columns, except that it does not reflect the projection of earnings and other contingencies that would be included for corporate financial reporting and which are reflected in the accrued obligations disclosed in succeeding columns.

2     Reflects the projected pension at age 65 based on credited service projected to age 65 coupled with actual salary history to December 31, 2008, after any offset for Canada/Quebec Pension Plan and Old Age Security benefits.

3     The accrued obligation is the value of projected retirement benefits earned for service to December 31, 2007 (for start of year) or December 31, 2008 (for end of year). The accrued obligations and changes therein were determined using the same actuarial methods and assumptions as the Company's financial statements. Mr. Jackman's was restated to reflect a correction in his calculation due to his 10 years of industry service valued at 2.0%.

4     Reflects the annual service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary plus bonus. There were no plan changes during the year.

5     Includes ten years of industry service granted to Mr. Jackman at date of hire.

6     Includes five years of industry service granted to Mr. Roberts at January 20, 2000.

Messrs. Jackman and Roberts are covered by individual retiring allowance agreements and by the Petro-Canada Retirement Plan (defined benefit option), a closed registered pension plan that covered all permanent Canadian employees of the Company prior to July 1, 1996. The description below and the table which follows reflect the aggregate benefits provided by these arrangements.

Mr. Jackman's normal retirement benefit is equal to 2% per year of service, including 10 years of industry service granted at the date of hire to a maximum of 35 years, multiplied by the average of the highest 36 consecutive months of base salary in the final 120 months of service. At age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, pro-rated for years of service less than 35. Mr. Robert's retirement benefit formula is the same except that he was granted 5 years of industry service on January 20, 2000 and the accrual rate for such service is 2.0% per year.

Early retirement is permitted after age 55 under the Petro-Canada Retirement Plan, but the individual retirement allowance agreements require Company consent for commencement before age 65. In the event of early retirement, the normal retirement benefit is reduced by 0.25% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60. Normal and early retirement benefits are indexed annually to 50% of the Consumer Price Index, commencing after age 60 subject to a maximum indexing adjustment of 5% for any year.

In the event of death after retirement, 50% of the retirement benefit is continued for the life of the executive officer's spouse, subject to a minimum of 60 monthly payments from the date of retirement. Under the retiring allowance agreements, no benefit is payable, either on voluntary resignation before the age of 55 or on early retirement prior to age 65 without the Company's approval. Also, in the event of involuntary termination of employment by the Company with cause, Messrs. Jackman and Roberts would forfeit the value of the entitlements arising under their individual retirement allowance agreements (although their entitlements under the Petro-Canada Retirement Plan would remain payable as they are both vested under pension legislation).

42	PETRO-CANADA Management Proxy Circular

The following table summarizes the retirement benefit entitlement of Mr. Kallos under the Petro-Canada UK Pension Assurance Plan (defined benefit option).

	Years of Service			Accrued		Non-	Accrued
	December 31,	Annual Benefit Payable		Obligation At	Compensatory	Compensatory	Obligations at End
Name	2008	End of Year[1]	Age 65[2]	Start of Year[3]	Change[4]	Change	of Year
		(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)

Peter Kallos[5,6]	5.8[5]	$–	$ 135,102	$765,949	$209,383	$46,530	$1,021,862

1     Reflects credited service and actual salary history to December 31, 2008, assuming immediate retirement at that date with Company consent.

2     Reflects credited service projected to age 65 coupled with actual salary history to December 31, 2008, assuming retirement at age 65.

3     The accrued obligation is the value of the projected pension earned for service to December 31, 2007 (for start of year) or December 31, 2008 (for end of year). The accrued obligations and changes therein were determined using the same actuarial methods and assumptions as the Company's financial statements.

4     Reflects the annual service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary, with such impact measured at the end of the year. There were no plan changes during the year.

5     Mr. Kallos is not entitled to retire at December 31, 2008 since he is under age 55.

6     All benefit, obligation and service cost data for Mr. Kallos are converted from British pounds to Canadian dollars using the exchange rate as at December 31, 2008 (1.7896). The value of the employee contributions paid by Mr. Kallos to the pension plan was included in the service cost and accrued obligations reported in the table. The annual benefit payable at age 65 for Mr. Kallos assumes he will continue coverage when the lifetime tax preferred limit is reached.

Mr. Kallos is covered under the Petro-Canada UK Pension Assurance Plan, a closed registered pension plan (defined benefit) that was available prior to January 2007 to the Company's permanent UK employees. Upon reaching the lifetime limit on pension value that is tax preferred, Mr. Kallos had the option of electing to receive a cash allowance equal to 25% of his basic salary in lieu of continued pension plan coverage. Mr. Kallos has elected to continue his participation in the registered pension plan. The description below and the table which follows reflect the benefits provided by this arrangement.

Mr. Kallos' normal retirement benefit at age 65 is equal to 1/54 per year of service, to a maximum of 36 years, multiplied by his highest basic salary at any time during his final 10 years of service less an amount equal to the basic state pension for a single person at the time of retirement. Mr. Kallos contributes 4% of basic salary in excess of the basic state pension for a single person to the pension plan. Mr. Kallos' credited service is equal to his service with Petro-Canada UK Limited.

Early retirement is permitted after age 55 with Company consent. No consent is required on retirement after age 60. In the event of early retirement before age 60, the normal retirement benefit is reduced on a basis certified as reasonable by the Scheme Actuary; no reduction is applied for early retirement after age 60.

In the event of the death of Mr. Kallos after retirement, 66.66% of the retirement benefit will be continued for the life of his spouse and dependent children for as long as the children meet the eligibility requirements. Should Mr. Kallos' employment with Petro-Canada UK Limited be terminated either on a voluntary or involuntary basis, his entitlements under the Petro-Canada UK Pension Assurance Plan would remain payable as they are vested under pension legislation.

Management Proxy Circular PETRO-CANADA	43

The following table summarizes the aggregate retirement benefit entitlements of Messrs. Brenneman and Camarta under the Petro-Canada Retirement Plan (defined contribution option).

	Years of Service			Accrued		Non-	Accrued
	December 31,	Annual Benefit Payable		Obligation At	Compensatory	Compensatory	Obligations at End
Name	2008	End of Year[1]	Age 65[2]	Start of Year[3]	Change[4]	Change	of Year
		(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)

Ron Brenneman	14.0[5]	$572,000	$675,000	$8,169,000	$1,052,000	$(1,201,000)	$8,020,000
Neil Camarta	3.1	$33,000	$133,000	$357,000	$219,000	$(66,000)	$510,000

1     Reflects the accrued unreduced retirement benefit earned to December 31, 2008 based on credited service and actual salary and bonus history to December 31, 2008. If Company consent to retire were granted, the value of the frozen accrued retirement benefits, after any applicable adjustments for early retirement, would be $8,683,000 for Mr. Brenneman and $493,000 for Mr. Camarta. The frozen accrued value has been determined using actuarial assumptions similar to those underlying the calculation of the accrued obligations disclosed in succeeding columns, except that it does not reflect the projection of earnings and other contingencies that would be included for corporate financial reporting and which are reflected in the accrued obligations disclosed in succeeding columns.

2     Reflects the projected pension at age 65 based on credited service projected to age 65 coupled with actual salary and bonus history to December 31, 2008.

3     The accrued obligation is the value of projected retirement benefits earned for service to December 31, 2007 (for start of year) or December 31, 2008 (for end of year). The accrued obligations and changes therein were determined using the same actuarial methods and assumptions as the Company's financial statements.

4     Reflects the annual service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary plus bonus. There were no plan changes during the year.

5     Includes five years of industry service granted to Mr. Brenneman over the first five years of service with Petro-Canada.

Messrs. Brenneman and Camarta are covered by a Supplemental Executive Retirement Plan (SERP) and by the Petro-Canada Retirement Plan (defined contribution option), a registered pension plan covering all of the Company's permanent Canadian-based employees. The SERP provides benefits equal to the greater of a defined benefit formula and the defined contribution account accumulated under the Petro-Canada Retirement Plan. Since the SERP defined benefit formula is expected to predominate, the description below and the table which follows reflect the SERP formula and thus represents the aggregate benefits provided by these arrangements (i.e. including benefits provided by the defined contribution account).

Messrs. Brenneman's and Camarta's normal retirement benefit is equal to 1.5% per year of service multiplied by the average of the highest 36 consecutive months of the sum of base salary plus annual incentive in the final 120 months of service. For the first five years of Mr. Brenneman's employment, his credited service accrued at the rate of two years for every year of actual service. Mr. Camarta's credited service is equal to his service with Petro-Canada.

Early retirement is permitted after age 55 under the Petro-Canada Retirement Plan, but the SERP benefits require Company consent for commencement before age 65. In the event of early retirement, the normal retirement benefit is reduced by 0.25% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60. Normal and early retirement benefits are indexed annually to 100% of the Consumer Price Index, subject to a maximum indexing adjustment of 2% for any year.

In the event of death after retirement, 60% of the retirement benefit is continued for the life of the executive officer's spouse. Under the SERP, no benefit is payable either on voluntary resignation before age 55 or on early retirement before age 65 without the Company's approval. Also, in the event of involuntary termination of employment by the Company with cause, Messrs. Brenneman and Camarta would forfeit the value of the entitlements arising under the SERP (although their entitlements under the Petro-Canada Retirement Plan would remain payable as they are both vested under pension legislation).

44	PETRO-CANADA Management Proxy Circular

The following table is the consolidation of the previous three tables and reflects the retirement benefits of Messrs. Brenneman, Jackman, Kallos, Roberts and Camarta.

	Years of Service			Accrued		Non-	Accrued
	December 31,	Annual Benefit Payable		Obligation At	Compensatory	Compensatory	Obligations at End
Name	2008	End of Year[1]	Age 65[2]	Start of Year[3]	Change[4]	Change	of Year
		(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)

Ron Brenneman	14.0[5]	$572,000	$675,000	$8,169,000	$1,052,000	$(1,201,000)	$8,020,000
Boris Jackman	26.0[6]	$351,000	$412,000	$5,262,000	$279,000	$(421,000)	$5,120,000
Peter Kallos	5.8	$–	$135,102	$765,949	$209,383	$46,530	$1,021,862
E.F.H. Roberts	24.3[7]	$308,000	$400,000	$4,399,000	$487,000	$(344,000)	$4,542,000
Neil Camarta	3.1	$33,000	$133,000	$357,000	$219,000	$(66,000)	$510,000

1     For Messrs. Brenneman and Camarta, this column reflects the accrued unreduced retirement benefit earned to December 31, 2008 based on credited service and actual salary and bonus history to December 31, 2008. If Company consent to retire were granted, the value of the frozen accrued retirement benefits, after any applicable adjustments for early retirement, would be $8,683,000 for Mr. Brenneman and $493,000 for Mr. Camarta. The frozen accrued value has been determined using actuarial assumptions similar to those underlying the calculation of the accrued obligations disclosed in succeeding columns, except that it does not reflect the projection of earnings and other contingencies that would be included for corporate financial reporting and which are reflected in the accrued obligations disclosed in succeeding columns. For Messrs. Jackman and Roberts, this column reflects the accrued unreduced retirement benefit earned to December 31, 2008 based on credited service and actual salary history to December 31, 2008, after any offset for Canada/Quebec Pension Plan and Old Age Security benefits. If Company consent to retire were granted, the value of the frozen accrued retirement benefits, after any applicable adjustments for early retirement, would be $5,212,000 for Mr. Jackman and $4,282,000 for Mr. Roberts. The frozen accrued value has been determined using actuarial assumptions similar to those underlying the calculation of the accrued obligations disclosed in succeeding columns, except that it does not reflect the projection of earnings and other contingencies that would be included for corporate financial reporting and which are reflected in the accrued obligations disclosed in succeeding columns. For Mr. Kallos, this column reflects credited service and actual salary history to December 31, 2008 assuming immediate retirement at that date with Company consent.

2     For Messrs. Brenneman and Camarta, this column reflects the projected pension at age 65 based on credited service projected to age 65 coupled with actual salary and bonus history to December 31, 2008. For Messrs. Jackman and Roberts, this column reflects the projected pension at age 65 based on credited service projected to age 65 coupled with actual salary history to December 31, 2008, after any offset for Canada/Quebec Pension Plan and Old Age Security benefits. For Mr. Kallos this column reflects credited service projected to age 65 coupled with actual salary history to December 31, 2008, assuming retirement at age 65.

3     The accrued obligation is the value of projected retirement benefits earned for service to December 31, 2007 (for start of year) or December 31, 2008 (for end of year). The accrued obligations and changes therein, were determined using the same actuarial methods and assumptions as the Company's financial statements. Mr. Jackman was restated to reflect a correction in his calculation using a 2.0% factor.

4     Reflects the annual service cost plus the impact on the accrued obligation of any higher than expected (or lower than expected) increases in salary, with such impact measured at the end of the year. There were no plan changes during the year.

5     Includes five years of industry service granted to Brenneman over the first five years of service with Petro-Canada.

6     Includes ten years of industry service granted to Mr. Jackman at date of hire.

7     Includes five years of industry service granted to Mr. Roberts at January 20, 2000.

Management Proxy Circular PETRO-CANADA	45

Contracts Relating to Termination of Employment

The Company has contracts relating to termination of employment with all of the Named Executive Officers. In the event of termination of employment by the Company without just cause, each of the Executive Officers named in this paragraph is entitled to a lump sum payment. Each of the Named Executive Officers is entitled to a lump sum payment equal to base salary as of the termination date, plus the average of the short term incentives earned in respect of the three years prior to the date of termination, multiplied by a notice period. The notice period for Mr. Brenneman is the lesser of three years or 65 minus age; given Mr. Brenneman's age, his notice period as at December 31, 2008 was approximately 2.5 years. The notice period for Messrs. Jackman and Roberts is the lesser of 2.5 years or 65 minus age. For Messrs. Kallos and Camarta the notice period is 2.0 years. For the purposes of calculating the Named Executive Officer's retirement benefit, service is increased by the notice period and the executive is deemed to have earned the base salary as of the termination date for the duration of the notice period.

Estimated Incremental Value of Exit Package (as of December 31, 2008)
Ron Brenneman – President and Chief Executive Officer

Compensation Component	Retirement Estimated Value[1] (Cdn $)	Termination with Cause Estimated Value (Cdn $)	Termination without Cause Estimated Value (Cdn $)

Bonus for Year of Separation	$1,050,000	$0	$1,050,000
Cash Severance (Retiring Allowance)	$0	$0	$6,990,417
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$0
Value of Other Benefits and Perquisites	$0	$0	$40,431
Total	$1,050,000	$0	$8,080,848

1  Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

Estimated Incremental Value of Exit Package (as of December 31, 2008)
Boris Jackman – Executive Vice-President, Downstream

Compensation Component	Retirement Estimated Value[1] (Cdn $)	Termination with Cause Estimated Value (Cdn $)	Termination without Cause Estimated Value (Cdn $)

Bonus for Year of Separation	$450,000	$0	$450,000
Cash Severance (Retiring Allowance)	$0	$0	$4,527,562
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$18,000
Value of Other Benefits and Perquisites	$0	$0	$33,695
Total	$450,000	$0	$5,029,257

1  Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

46	PETRO-CANADA Management Proxy Circular

Estimated Incremental Value of Exit Package (as of December 31, 2008)
Peter Kallos – Executive Vice-President, International & Offshore

Compensation Component	Retirement Estimated Value[1] (Cdn $)[2]	Termination with Cause Estimated Value (Cdn $)[2]	Termination without Cause Estimated Value (Cdn $)[2]

Bonus for Year of Separation	$397,240	$0	$397,240
Cash Severance (Retiring Allowance)	$0	$0	$2,239,690
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$0
Value of Other Benefits and Perquisites	$0	$0	$32,208
Total	$397,240	$0	$2,669,138

1  Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

2  Mr. Kallos values are converted from British pounds to Canadian dollars using the exchange rate as at December 31, 2008 (1.7896).

Estimated Incremental Value of Exit Package (as of December 31, 2008)
E.F.H. Roberts – Executive Vice-President and Chief Financial Officer

Compensation Component	Retirement Estimated Value[1] (Cdn $)	Termination with Cause Estimated Value (Cdn $)	Termination without Cause Estimated Value (Cdn $)

Bonus for Year of Separation	$432,000	$0	$432,000
Cash Severance (Retiring Allowance)	$0	$0	$3,873,854
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$614,000
Value of Other Benefits and Perquisites	$0	$0	$33,453
Total	$432,000	$0	$4,953,307

1  Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

Estimated Incremental Value of Exit Package (as of December 31, 2008)
Neil Camarta – Senior Vice-President, Oil Sands

Compensation Component	Retirement Estimated Value[1] (Cdn $)	Termination with Cause Estimated Value (Cdn $)	Termination without Cause Estimated Value (Cdn $)

Bonus for Year of Separation	$288,750	$0	$288,750
Cash Severance (Retiring Allowance)	$0	$0	$1,683,733
Regular Stock Options	$0	$0	$0
PSUs	$0	$0	$0
Value of SERP	$0	$0	$362,000
Value of Other Benefits and Perquisites	$0	$0	$34,399
Total	$288,750	$0	$2,368,882

1  Value is not paid out until all performance measures have been assessed and approved in the spring of the following calendar year.

Management Proxy Circular PETRO-CANADA	47

Indebtedness of Directors and Executive and Senior Officers

As of the date of this Management Proxy Circular, there is no indebtedness to the Company or any of its subsidiaries by any present or former Directors or officers of the Company. Petro-Canada has a policy that prohibits any loans to its Directors or officers.

Directors and Officers Insurance Program

Petro-Canada maintains Directors and officers liability insurance to an aggregate annual limit of $160 million. The policy provides coverage in two parts:

(i)    Corporate Reimbursement Coverage — This coverage reimburses the Company for amounts lawfully paid to its Directors or officers under the corporate indemnity; and

(ii)    Directors and Officers Coverage — This coverage pays for losses incurred by each insured Director or officer in situations where the Company either chooses not to indemnify or is unable (either legally or financially) to indemnify the Director or officer.

The deductible is $11 million for the Corporate Reimbursement Coverage and there is no deductible for the Directors and Officers Coverage. The premium in respect of the individual reimbursement provision was approximately $650,000 for the 2008 financial year. The Corporate Reimbursement Coverage does not distinguish between the Directors and officers as separate groups.

Returning Cash to Shareholders

Petro-Canada's priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program.

Petro-Canada regularly reviews its dividend strategy to ensure the alignment of dividend policy with shareholder expectations, and financial and growth objectives. Consistent with this strategy, on July 24, 2008, the Company declared a 54% increase in its quarterly dividend to $0.20/share, commencing with the dividend payable on October 1, 2008.

Total dividends paid in 2008 were $320 million, compared with $255 million in 2007.

In 2004, Petro-Canada initiated a Normal Course Issuer Bid program, which was renewed in 2005, 2006, 2007 and 2008. The current program, which extends to June 21, 2009, entitles the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions. In 2007, cash generated by high commodity prices in excess of capital expenditures was used to buy back shares. In 2008, the Company did not repurchase any of its shares.

	Shares Repurchased		Average Price		Total Cost
Period	2008	2007	2008	2007	2008	2007
Full year	–	15,998,000	$–	$52.41	$–	$839 million

48	PETRO-CANADA Management Proxy Circular

Corporate Governance Summary

Petro-Canada's Board of Directors (Board) believes that superior corporate governance practices are essential to the Company's success and, therefore, the Board is committed to continuous improvement. The Board and management, working together, maintain a best-practices standard in all the Company's corporate governance initiatives. This standard earned a first place in the energy sector, (and 9th overall) in the Globe and Mail's Report on Business, 2008 Board Games — an annual review of corporate governance practices and standards in Canada. The Corporate Governance and Nominating Committee (the Governance Committee) reviews corporate governance trends and issues every time it meets.

Throughout this summary, there are references to information available on our website. Everything mentioned can be found at www.petro-canada.ca. The Company's website, although referenced, does not form part of this Circular.

Governance Committee Responsibilities

The Governance Committee is responsible for overseeing the Company's corporate governance matters and making appropriate recommendations to the Board. The Governance Committee is committed to meeting or exceeding governance standards set out by various regulatory authorities and governance policy-makers including Canadian Securities Administrators' instruments relating to continuous disclosure and the U.S. Securities and Exchange Commission (SEC) rules under the Sarbanes-Oxley Act of 2002. The Governance Committee also helps the Board to:

•	monitor changes in best practices for governance and reporting;

•	address developments in applicable regulatory and legislative frameworks;

•	assess the size, competencies and skills of the Board;

•	propose nominees for election to the Board;

•	oversee the conduct of the Board, Board Committee and Director evaluation processes; and

•	oversee the orientation and education of Board members.

2008 Governance Initiatives

In 2008, the Governance Committee and management continued to focus on evaluating the adequacy and effectiveness of the compliance and ethics programs in place. The activities in 2008 included:

•

reviewing and recommending for approval a revised Code of Business Conduct (the Code). The Code is a statement of conduct and values intended to provide guidance to all employees and to assist them in their obligations to comply with applicable laws and Petro-Canada policies and standards of ethical conduct. It underwent a rigorous review and redrafting and was also translated into French and Arabic. Orientation for new leaders in Petro-Canada now includes material informing them of their accountability in connection with the Code.

•	the ethics hotline was renamed “Business Conduct Hotline” to better align with the Code. A company article was published to remind employees of the purpose of the hotline and how it could be accessed.

•

in-person business integrity training and on-line compliance training continued through 2008. By the end of the first quarter 2008 all offices in the International and Offshore business unit were visited and face-to-face sessions were delivered to 284 employees and contractors. A third-party supplier was retained to create interactive online business integrity/improper payments training.

•	training that had been completed by 4,419 employees and 408 contractors.

Management Proxy Circular PETRO-CANADA	49

In accordance with its Charter, the Governance Committee also supported or initiated the following governance initiatives:

•

performing its annual review of the Board membership in connection with succession planning. The Governance Committee conducts annual board evaluations of the Board, Board Committees, the Chairman, and individual Directors. The process includes:

	•	each Board Committee chair distributing to its members an individual evaluation form plus a Board Committee chair evaluation form assessing individual performance and against Committee charters;

	•	the results of the assessments are discussed with the Governance Committee and the Chair of the Board and presented to the Board.

•

the Governance Committee actively engaged in a board renewal process to fill vacancies expected over the next few years. It has developed criteria to assist in the selection of Director nominees. Nominees must have the experience, skills, time and commitment necessary to fulfil the Directors' responsibilities. It is this process that resulted in the recommendation of Hans Brenninkmeyer to the Board.

•	received a report from the Chief Compliance Officer outlining compliance activities and key initiatives for 2008.

•	received reports at each Governance Committee meeting from management on corporate governance trends and issues.

Corporate Governance Practices

Petro-Canada is a Canadian integrated oil and gas company with common shares listed on the TSX as PCA and the NYSE as PCZ. The Company's corporate governance practices substantially follow the rules and guidelines from both Canadian and U.S. securities regulators, including the following:

Canadian	National Instrument 58-101 (Disclosure of Corporate Governance Practices)

National Policy 58-201 (Corporate Governance Guidelines)

National Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings)

National Instrument 52-110 (Audit Committees) (NI 52-110)

U.S.	Sarbanes-Oxley Act of 2002 (SOX)

NYSE Corporate Governance Standards for U.S. domestic issuers (NYSE Standards)[1]

Board Composition and Independence

The Company's Articles require the Board of Directors to have a minimum of nine and a maximum of 13 Directors. Petro-Canada's Board consists of qualified members with backgrounds that help the Company to meet its performance targets. The Board has proposed the nominees for election to the Board. Ten nominees are independent under NI 52-110, the NYSE Standards and SOX; Ron A. Brenneman, Petro-Canada's President and Chief Executive Officer, is the one nominee who is not independent. The Governance Committee annually reviews the size and effectiveness of the Board as a whole, and the skills and contributions of its members. The Company has an annual process to confirm details on Directors' current employers, other directorships, shareholdings and business relationships. This helps in deciding each Director's independence.  A brief description of each Director can be found under Nominees for Election to the Board of Directors starting on page 11.

1  Although the NYSE Standards do not apply to Petro-Canada, the Company's corporate governance practices substantially comply with these standards.

50	PETRO-CANADA Management Proxy Circular

Board Roles and Responsibilities

The Board supervises the management of Petro-Canada and is responsible for its overall stewardship. A complete mandate is attached as Appendix A to this Circular. In summary, the Board is responsible for:

•	management selection, retention, succession and remuneration;

•	overseeing the development of the Company's business strategy and monitoring its progress;

•	approving significant Company policies and procedures;

•	timely and accurate reporting to shareholders and public filing of documents; and

•	approving major Company decisions and documents, including such things as audited financial statements, declarations of dividends, offering circulars and initiation of bylaw amendments.

The Board meets a minimum of six times per year and schedules in camera sessions at each meeting. In 2008, there were eight Board and in camera meetings. Prior to each meeting, the Chair solicits recommendations from Board members on matters that should be brought before the Board. All Directors receive a meeting agenda and background material on agenda items prior to each meeting so that they have the opportunity to review and consider the items that will be discussed. In addition to attending all meetings of the Board and its Committees on which they sit, Directors are encouraged to attend and, in practice, do attend other Committee meetings. Directors are not always paid additional fees for such attendance. Individual Directors also notify the Board of a material interest in any matter that the Board is considering. The interested Board member is not entitled to participate in Board discussions or vote on the particular matter at the meeting.

The Board Mandate (attached to the Circular as Appendix A) and Terms of Reference for an individual Director contain more detail on the membership, procedures and responsibilities of the Board. These documents can be found in the Corporate Governance Handbook on the Company's website.

Board Committees

The Board has five standing Committees:

•	Audit, Finance and Risk (Audit Committee)

•	Corporate Governance and Nominating (Governance Committee)

•	Environment, Health and Safety (EH&S Committee)

•	Management Resources and Compensation (Compensation Committee)

•	Pension (Pension Committee)

All members of the Committees are independent and in camera sessions are scheduled at each Committee meeting. The Governance Committee makes recommendations to the Board regarding the individuals to be appointed as Committee members and Chairs. The Chair on each Committee is responsible for the management, development and effective performance of their Committee. The Chair provides leadership to the Committee, with an aim to fulfilling the Committee's mandate and other matters delegated to it by the Board. The Committee Chairs' Mandates are available in the Corporate Governance Handbook on the Company's website.

The following summarizes the Committees' responsibilities. Each Committee Mandate contains details of its membership, procedures and responsibilities. The details can be found in the Corporate Governance Handbook on the Company's website.

Management Proxy Circular PETRO-CANADA	51

Audit Committee

All members of the Audit Committee are independent and financially literate. One member is recognized as a “financial expert” in accordance with SOX requirements. In camera sessions are held at each Audit Committee meeting, of which there were seven in 2008.

The Audit Committee helps the Board with (i) all matters relating to the external and contract internal auditors, (ii) reviewing and approving the audited financial statements, (iii) reviewing litigation claims, reserves data and related disclosures and (iv) overseeing accounting and risk management policies, reporting practices and internal controls.

Governance Committee

All members of the Governance Committee are independent. The Governance Committee helps the Board with (i) developing and complying with corporate governance policies and procedures, (ii) recommending candidates for election to the Board and its Committees, (iii) assessing the management, development and effective performance of the Board, its Committees, and their respective Mandates and Charters and (iv) orientation, education and development of Board members. In 2008, there were four Governance Committee and in camera meetings.

EH&S Committee

All members of the EH&S Committee are independent and in camera sessions are held at each meeting. In 2008, there were three EH&S Committee and in camera meetings. The EH&S Committee helps the Board with (i) setting strategies, goals, policies and procedures in connection with environment, health and safety matters, (ii) monitoring Petro-Canada's performance in relation to these matters and (iii) complying with environment, health and safety legislation, other related regulatory provisions and public policy.

Compensation Committee

All members of the Compensation Committee are independent and in camera sessions are held at each meeting. In 2008, there were seven Compensation Committee and in camera meetings. The Compensation Committee recommends the compensation for the President and Chief Executive Officer to the independent members of the Board and recommends the compensation for the other senior officers to the full Board, as well as overseeing the plans for (i) compensation, development and retention of employees, (ii) succession planning for senior officers and (iii) general compensation and human resources policies and issues.

Pension Committee

All members of the Pension Committee are independent and in camera sessions are held at each meeting. In 2008, there were two Pension Committee and in camera meetings. The Pension Committee helps the Board with (i) setting strategies, goals, policies and procedures for the Company's pension plan, (ii) effectively governing the pension plan and (iii) monitoring the pension plan's financial position and its compliance with legislative, regulatory and internal policy requirements.

52	PETRO-CANADA Management Proxy Circular

Position Descriptions

Chair of the Board

The Chair of the Board is an independent Director whose position is separate from the President and Chief Executive Officer. The Chair leads the Board and is responsible for enhancing its effectiveness. The Chair also acts as an advisor to the President and Chief Executive Officer and to other officers in all matters concerning the management of Petro-Canada. The Governance Committee annually reviews the performance of the Chair of the Board.

President and Chief Executive Officer

The President and Chief Executive Officer leads Petro-Canada's Executive Leadership Team. He is responsible for the strategic direction of the Company and its sound management and performance. Annually, the Chair of the Board and the Chair of the Compensation Committee canvas the Board members for their input on the President and Chief Executive Officer's performance, request input and comments from other officers as they may see fit and have a detailed discussion with the President and Chief Executive Officer. The Compensation Committee then recommends to the independent members of the Board the compensation of the President and Chief Executive Officer for the upcoming year.

Detailed position descriptions for the Chair of the Board, the President and Chief Executive Officer, and the Corporate Secretary are published in the Corporate Governance Handbook, which is on the Company's website.

Board Compensation

The Governance Committee annually reviews Directors' compensation and makes recommendations to the Board as to the appropriate fees and expenses to be paid in regard to being a Director, Chair of the Board, Committee Chair and Committee member. The compensation of Petro-Canada's Board of Directors is intended to attract highly qualified Directors who are able to meet the demanding responsibilities of being Board members, and is structured in a way that encourages Directors to act in the long-term interest of the Company. On a regular basis, the Governance Committee retains an outside consultant, Towers Perrin, to assess the competitiveness of Director and Chair of the Board compensation arrangements using a similar process and approach as used in assessing competitiveness of executive pay (e.g. market comparators and target pay philosophy). The last comprehensive review was undertaken in the fall of 2007 and updated in the summer of 2008.

Director Orientation and Continuing Education

The Board ensures that candidates under consideration for Board membership understand the roles and expectations of members and the contribution that they would be expected to make. Following appointment, the Governance Committee will ensure that, as part of the Board of Director's orientation program, each new Director reviews copies of:

•       business plan and implementation strategy;

•       annual disclosure documents;

•       minutes of the Board and Committee meetings for the past year;

•       Corporate Governance Handbook; and

•       Code of Business Conduct.

All new Directors are encouraged to attend Committee meetings of which they are not a member to assist in their orientation. They also have one-on-one sessions with each of the business unit and shared services leaders and their teams. As required, the Company will arrange a mentor for a new Director to help them learn about the Company's operations.

Petro-Canada encourages all Directors to take advantage of continuing education programs. The Company supports Directors through a cost-sharing arrangement or by paying all reasonable expenses. Petro-Canada also provides a number of in-house

Management Proxy Circular PETRO-CANADA	53

education sessions, such as tours of the Company's facilities and technical paper presentations. In addition to ongoing development, procedures are in place to ensure that the Board is kept up to date and facilitate timely and efficient access to all information necessary to carry out its duties. At each meeting, the Board is provided with an update from a selected business unit. At least one week prior to scheduled meetings, all Directors are provided with agendas for all meetings and may attend any Committee meeting, whether or not they are a Committee member. They also receive a comprehensive package of material in preparation of the upcoming meetings. In 2008, Directors participated in the following additional education sessions sponsored by management:

•  Executive Compensation trends and issues education session sponsored by Andrew Stephens, Senior Vice-President, Corporate Relations;

•  Social Media, Issues and Opportunities presentation sponsored by Greta Raymond, Vice-President Environment, Safety & Social Responsibility;

•  Quarterly IFRS education modules presented by Michael Barkwell, Vice-President and Controller and Jolienne Guillemaud, Assistant Controller;

•  Pension Fiduciary education session presented by Julianna Spiropolous, Manager Pension and Frank Russell (independent pension advisors);

•  Environment Health and Safety site tour of the lubricants facilities and the Oakville terminal, hosted by Boris Jackman and the Downstream leadership team;

•  Strategic Offsite presented by the Executive Leadership Team;

•  Investor Relations and Community Partnership Program updates (on a quarterly basis the Board is provided with a written investor relations report), presented by Andrew Stephens, Senior Vice-President, Corporate Relations, and Ken Hall, Director, Investor Relations; and

•  site tour of refurbished floors at the head office hosted by facilities management. The test of the new interior design includes a new multi-shade wall system, use of transparent glass to enhance natural lighting, new lighting system for energy efficiency, and areas to promote networking and improved wellness.

In addition, Hans Brenninkmeyer completed his new Director orientation and he and Maureen McCaw are enrolled at the Institute of Corporate Directors (ICD). Ms. McCaw was certified in 2008.

Director Retirement

The Board of Directors has adopted a retirement policy under which the retirement age for Directors has been set at 72 years. Directors 72 years of age will not be eligible to stand for re-election at the next Annual Meeting of shareholders of the Company. Directors who turn 72 during their term are eligible to finish out that term. The Governance Committee has authority to recommend a Director for re-election after reaching 72 if it considers such a recommendation to be in the best interests of the Company.

Performance Evaluation

The Governance Committee annually reviews the size, composition, Charters and membership of the Board and each Board Committee and, together with the Chair of the Board, leads a process for evaluating the effectiveness of the Board, its Committees and the contribution of Board members. Every Director participates in the annual performance evaluation review. The review process consists of questionnaires to elicit discussion and then broad ranging interviews. The Chair of the Governance Committee and the Chair of the Board each have separate interviews with the Directors. The results of the evaluation process are reviewed at the Governance Committee and at the Board.

54	PETRO-CANADA Management Proxy Circular

Ethical Business Conduct

Code of Business Conduct – All Board members, employees, contract staff and contractors must follow Petro-Canada's Code of Business Conduct (the Code), which is available on the Company's website (www.petro-canada.ca). The Code provides guidance on such things as ethical business conduct generally, conflicts of interest, dealing with confidential information, insider information and the Policy for the Prevention of Improper Payments. The Code is reviewed annually by the Governance Committee. The Board has not granted any waiver of the Code; therefore, no material change report has been filed in this regard.

Annual certifications are provided to the Governance Committee by Petro-Canada's executive officers, verifying that (i) they adhere to the Code, (ii) the Code is regularly communicated and (iii) their employees adhere to the Code. Employees take electronic training on the Code's content and certify their compliance every two years. All new employees must certify that they will comply with the Code during their employment.

Senior Financial Officers – Petro-Canada's senior financial officers provide annual certifications under the Company's Code of Ethics for Financial Officers. The President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer certify the Company's quarterly and annual financial statements for filing with the Canadian and U.S. securities regulators.

Business Conduct Hotline – With the Company's whistleblower hotline, employees can report questionable accounting or auditing matters on an anonymous and confidential basis. The Chief Compliance Officer oversees the whistleblower hotline, and reports complaints received through the hotline to the Chair of the Audit Committee.

Disclosure Policy – Petro-Canada has adopted a Public Disclosure Policy to govern the dissemination of information to the public and further the Company's aim of providing clear and complete disclosure in a timely manner, while complying with all securities regulations. The procedure operating under this Policy establishes a Committee that is led by the Executive Vice-President and Chief Financial Officer, with representatives from certain business and shared services units of the Company. Different types of disclosure are approved by all or part of the Committee, as the circumstances warrant. The President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer must approve all material financial disclosures.

Management Proxy Circular PETRO-CANADA	55

Other Business

Submission Date for 2010 Shareholder Proposals

The Canada Business Corporations Act, the general corporate statute that governs Petro-Canada, provides that the Company must receive shareholder proposals by December 4, 2009 to consider including them in the Management Proxy Circular and the Proxy Form. Both documents are for the 2009 Annual Meeting of Shareholders, which we expect to hold on April 27, 2010.

Annual Disclosure Documents

Management anticipates that we will be mailing this Management Proxy Circular and the accompanying Proxy Form to shareholders on or about March 24, 2009. Unless otherwise stated, the information we provide here is as of March 5, 2009.

To obtain copies of this Management Proxy Circular, the Company's Annual Information Form for the year ended December 31, 2008, or the Company's Annual Report (which includes the Company's Consolidated Financial Statements and Management's Discussion and Analysis) for the year ended December 31, 2008:

(i)              go to the Company's website at www.petro-canada.ca to make copies, or

(ii)            request mailed copies from the Corporate Secretary, 150 – 6 Avenue S.W., Calgary, Alberta T2P 3E3.

You may also access Petro-Canada's disclosure documents and any reports, statements or other information that Petro-Canada files with Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval that is commonly known by the acronym SEDAR. You may access it at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's Electronic Data Gathering, Analysis and Retrieval System, commonly known by the acronym EDGAR, and accessed at www.sec.gov. Additional information relating to the Company is available on SEDAR. Financial information relating to the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2008.

Board of Directors Approval

The Board of Directors of Petro-Canada has approved the contents and sending of this Management Proxy Circular.

Hugh L. Hooker

Corporate Secretary

56	PETRO-CANADA Management Proxy Circular

Appendix A

Board of Directors Mandate

The Board of Directors of Petro-Canada (the Board) will carry out the procedures, responsibilities and duties set out below. In doing so, the Board shall oversee the management of the Company's business and affairs in the interests of the shareholders, while continually monitoring the integrity of the Company, its officers and employees.

Board Composition

1.

The Board of Directors should consist of a cross-section of highly professional and competent members with the necessary disciplines to facilitate the Company meeting its legal, financial, operational and societal objectives.

2.	The election of Directors occurs at the Annual General Meeting and is for a term of one year.

3.	The Company's Articles provide that the Board shall consist of a minimum of nine and a maximum of 13 Directors.

4.	A majority of the members of the Board of Directors shall be independent pursuant to applicable legislation and regulations.

Meetings

5.

The Chair shall solicit from the members of the Board recommendations as to matters to be brought before the Board, which matters shall receive a fair hearing at the Board meeting. The Board will meet at least six times per year. A quorum for meetings is a majority of Directors.

6.

A meeting agenda and background material on agenda items will be provided prior to each meeting so that Board members have an opportunity for advance review of relevant materials. Senior management will be made accessible to Board members at Board and Committee meetings and at such other times as the Board members may request.

7.

A Director may participate in a meeting of the Board or of a Committee by means of telephone or other communications facilities which permit all persons participating in the meeting to hear each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. If a regular meeting has been convened, telephone participation in the meeting by individual Board members is discouraged, except in special circumstances.

Remuneration

8.

Remuneration of the Board will be established upon the recommendation of the Corporate Governance and Nominating Committee and shall be generally in line with that paid by other Canadian controlled public companies of a similar size and type.

Duties and Responsibilities of the Board of Directors

9.

The Board of Directors is responsible for the supervision of the management of the Company's business and affairs. It has the statutory authority and obligation to oversee the maintenance and protection of the assets of the Company in the interest of all shareholders.

10.

Although Directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

11.

The involvement and commitment of Directors is evidenced by regular Board and Committee attendance, preparation and active participation in setting goals, and requiring performance for the benefit of shareholders.

Management Proxy Circular PETRO-CANADA	57

12.

While the Board is called upon to “manage” the business, this is done through delegation to the President and Chief Executive Officer, who is charged with the day-to-day management of the Company. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance. Reciprocally, management keeps the Board fully informed of the progress of the Company toward the achievement of its established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.

13.

The Board operates by delegating certain of its responsibilities and authority, including spending authorization, to management and reserving certain powers to itself. Its principal duties fall into the following Categories.

14.	Management Selection, Retention, Succession and Remuneration

(i)

Subject to the Articles and Bylaws of the Company, the Board manages its own affairs, including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing Committees, establishing the Charters and duties of the Board and its Committees, and determining Board compensation.

(ii)

The Board has responsibility for the appointment and replacement of the President and Chief Executive Officer, for monitoring President and Chief Executive Officer performance, and for determining President and Chief Executive Officer compensation.

(iii)

The Board has responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the President and Chief Executive Officer, and for overseeing the implementation of adequate management succession mechanisms.

(iv)

The Board must satisfy itself as to the integrity of the President and Chief Executive Officer and other executive officers, and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout the Company.

15.	Strategy Determination

(i)

The Board has the responsibility to participate directly, or through its Committees, in developing and approving the mission of the business, its objectives and goals, and the strategy for the achievement of such objectives and goals.

	(ii)	The Board has responsibility to promote congruence between shareholders' expectations, Company goals and objectives, and management performance.

16.	Monitoring and Acting

	(i)	The Board has responsibility to monitor the Company's progress toward its goals, and to revise and alter its direction in light of changing circumstances.

(ii)

The Board has responsibility to provide advice and counsel to the President and Chief Executive Officer, and to take action when performance falls short of its goals or other special circumstances warrant.

17.	Policies and Procedures

	(i)	The Board has responsibility to approve and monitor compliance with all significant policies and procedures by which the Company operates.

	(ii)	The Board has a responsibility to monitor the Company's operations, particularly whether its operators comply with applicable laws and regulations, and ethical and moral standards.

58	PETRO-CANADA Management Proxy Circular

18.	Reporting to Shareholders

(i)

The Board has responsibility for monitoring the performance of the Company and the adequate and timely reporting of such performance to shareholders, other security holders and regulators on a timely and regular basis.

(ii)

The Board has responsibility for overseeing the report of audited annual financial statements in accordance with generally accepted accounting standards, and for reviewing the Company's quarterly financial statements before publication.

	(iii)	The Board has responsibility for the timely reporting of any developments that have a significant and material impact on the value of the Company or its publicly traded securities.

19.	General Legal Obligations

	(i)	To manage the business and affairs of the Company.

	(ii)	To act honestly and in good faith with a view to the best interests of the Company.

	(iii)	To exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(iv)

To act in accordance with the Petro-Canada Public Participation Act, the Canada Business Corporations Act, securities, environmental, and other relevant legislation, and the Company's articles and bylaws.

	(v)	To consider as the full Board and not delegate to a Committee:

		(A)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

		(B)	the filling of a vacancy among the Directors or the Company's auditor;

		(C)	the manner and the terms of the issuance of securities;

		(D)	the declaration of dividends;

		(E)	the purchase, redemption or any other form of acquisition of shares issued by the Company;

(F)

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

		(G)	the approval of a Management Proxy Circular;

		(H)	the approval of annual financial statements;

		(I)	the approval of any takeover bid circular or Directors' circular; or

		(J)	the adoption, amendment or repeal of Bylaws of the Company.

Board Committees

Purpose

20.	The Board may establish, seek the advice of, and delegate responsibilities to Committees of the Board.

21.

Committees undertake detailed examination of specific aspects of the Company as outlined in their charters. They provide a smaller, more intimate forum than full Board meetings and are designed to be more conducive to exhaustive and forthright discussion.

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22.	Committees analyse in-depth policies and strategies that are developed by management. They examine alternatives and, where appropriate, make recommendations to the full Board.

23.	Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so. The Board reserves the right to oversee, review and approve Committee activity.

Membership

24.

Subject to the Bylaws of the Company, the Chairs and members of Committees are recommended by the Chair of the Board, in consultation with the Chair of the Corporate Governance and Nominating Committee, and appointed by the Board.

25.	Committees should be made up of not less than three and not more than five Directors.

26.	The Chair of the Board shall be an ex-officio member of each Committee.

Procedures

27.	The Chair of each Committee shall preside at Committee meetings; in that person's absence, an alternate may be elected by the Committee.

28.	A majority of the members of a Committee constitutes a quorum.

29.	Each Committee shall meet at the call of its Chair at least once in the fiscal year, or as directed by resolution of the Board.

30.	Upon advising the Board Chair, a Committee may from time to time request the assistance of external advisors to research, investigate and report on matters within that Committee's Charter.

31.

The Corporate Secretary, or a person delegated by the Corporate Secretary, will be the secretary to a Committee. All minutes of the Committees will be forwarded by the Secretary to each member of the Board in a timely manner.

32.	The proceedings of Committees shall be conducted in accordance with the Bylaws of the Company and with the applicable Committee Charter.

33.	Each Committee Chair shall report or cause a report to be made to the Board at each Board meeting following a Committee meeting.

Standing Committees

34.	The Board has established the following standing Committees:

	•	Audit, Finance and Risk Committee

	•	Corporate Governance and Nominating Committee

	•	Environment, Health and Safety Committee

	•	Management Resources and Compensation Committee

	•	Pension Committee

60	PETRO-CANADA Management Proxy Circular

SHAREHOLDER FEEDBACK

Petro-Canada maintains a comprehensive investor communications program. The Company's website, www.petro-canada.ca. contains a variety of corporate and investor information, including;		The Company invites shareholder comments to: Hugh L. Hooker, Corporate Secretary Telephone: 403-296-7778 Fax: 403-296-4910
Email: hhooker@petro-canada.ca
•	Annual Report
Investor Inquiries
•	Statistical Supplement	Telephone: 403-296-4040 Fax: 403-296-3061
Email: investor@petro-canada.ca
•	Annual Information Form
General Inquiries
•	Quarterly Reports	Petro-Canada
P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3
•	Management Proxy Circular	Telephone: 403-296-8000 Fax: 403-296-3030
Website: www.petro-canada.ca
•	Corporate Governance Practices (including the Company's Corporate Governance Handbook)

•	Presentations and Webcasts

•	Dividend History

•	Petro-Canada's Code of Business Conduct

•	Petro-Canada's Principles for Investment and Operations

•	Report to the Community

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